Exhibit 99.1

Brookfield

2022 ANNUAL INFORMATION FORM

Brookfield Corporation

MARCH 24, 2023

ANNUAL INFORMATION FORM
TABLE OF CONTENTS

The Corporation	1
Cautionary Statement Regarding Forward-Looking Statements and Information	2
Cautionary Statement Regarding the Use of Non-IFRS Measures	3
Subsidiaries	4
Development of the Business	4
Business of the Corporation	17
Code of Business Conduct and Ethics	26
Business Environment and Risks	26
Environmental, Social and Governance Management	27
Corporate Governance Practices	30
Directors and Officers	32
Market for Securities	34
Ratings and Liquidity	35
Dividends and Dividend Policy	38
Description of Capital Structure	40
Transfer Agent and Registrar	41
Material Contracts	41
Interests of Experts	42
Audit Committee Information	42
Additional Information	43
Appendices:
A. Trading Information for the Corporation’s Publicly Listed Securities	A-1
B. Summary of Terms and Conditions of the Corporation’s Authorized Securities	B-1
C. Charter of the Audit Committee of the Board of Directors of the Corporation	C-1

Brookfield Corporation
ANNUAL INFORMATION FORM
THE CORPORATION
Brookfield Corporation has for over 100 years focused on deploying its capital on a value basis and compounding it over the long term. Today this capital is allocated across its three businesses of asset management, insurance solutions and the Corporation’s operating businesses. Employing a disciplined investment approach, we leverage our deep expertise as an owner and operator of real assets, as well as the scale and flexibility of our capital, to create value and deliver strong risk-adjusted returns across market cycles. With significant capital underpinned by a conservatively capitalized balance sheet, Brookfield Corporation is well positioned to pursue significant opportunities for growth. The Corporation’s Class A Limited Voting Shares (“Class A Shares”) are co-listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BN.”
The Corporation was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005. On December 9, 2022, the Corporation filed the articles of arrangement and articles of amendment by arrangement to change its name from Brookfield Asset Management Inc. to Brookfield Corporation.
References in this Annual Information Form to the “Corporation” refer to Brookfield Corporation, including its predecessor companies. References to “Brookfield,” “we,” “us” and “our” refer to the Corporation and its subsidiaries and controlled affiliates, including perpetual affiliates (as defined herein), individually or collectively, as applicable. The Corporation’s registered office and head office is located at Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.
All financial information in this Annual Information Form is expressed in U.S. dollars, unless otherwise noted. All references to A$ are to Australian dollars. All references to £ are to British Pound Sterling. All references to C$ are to Canadian dollars. All references to € are to Euros. All information is presented as at December 31, 2022, unless otherwise noted.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This Annual Information Form contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in this Annual Information Form, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information contained in this Annual Information Form. The statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of COVID-19 and related global economic disruptions; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, floods, fires, and pandemics/epidemics; (xviii) the possible impact of international military conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) ineffective management of health, safety, environmental, social and governance issues; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our renewable power and transition, infrastructure, private equity, real estate, and other alternatives, including credit; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information. Certain statements included in this Annual Information Form may be considered “financial outlook” for the purposes of applicable Canadian securities laws, and as such, the financial outlook may not be appropriate for purposes other than this document. Forward-looking information is provided as of the date of this Annual Information Form or such other date specified herein. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES

The Corporation prepares its financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”) (“IFRS”). We disclose a number of financial measures in this Annual Information Form that are calculated and presented using methodologies other than in accordance with IFRS, which include but are not limited to: (i) distributable earnings (“DE”), (ii) fee-bearing capital and (iii) funds from operations (“FFO”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes, and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. For more information on non-IFRS measures and other financial metrics, see “Statement Regarding Use of Non-IFRS Measures” and “Glossary of Terms” in our Management’s Discussion and Analysis of Financial Results for the year ended December 31, 2022 (“MD&A”) dated March 24, 2023, which sections are incorporated by reference in this Annual Information Form. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included on pages 129 to 135 of the MD&A, which pages are also incorporated by reference in this Annual Information Form. The MD&A is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov/edgar.

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SUBSIDIARIES
The following is a list of the Corporation’s principal subsidiaries, which consists of the asset management business and four perpetual affiliates. For each such subsidiary, the below table indicates the jurisdiction of formation, the percentage of voting securities beneficially owned, or over which control or direction is exercised, directly or indirectly, by the Corporation, and the respective equity ownership of the Corporation, in each case, except as otherwise described, as at December 31, 2022.

Name	Jurisdiction of Formation	Percentage of Voting Securities Owned, Controlled or Directed	Equity Ownership Interest
Brookfield Asset Management ULC(a)	British Columbia	75%	75%
Brookfield Business Partners L.P. (b)(c)	Bermuda	100%	65%
Brookfield Infrastructure Partners L.P. (d)(e)	Bermuda	100%	27%
Brookfield Renewable Partners L.P. (f)(g)	Bermuda	100%	48%
Brookfield Property Partners L.P. (h)	Bermuda	100%	100%

(a)    The Corporation, directly and indirectly, holds approximately 75% of the Brookfield Asset Management ULC (the “Asset Management Company”) common shares.
(b)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units (“BBU LP Units”), units exchangeable into BBU LP Units and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a subsidiary of Brookfield Business Partners L.P. (“BBU”) (which are exchangeable into BBU LP Units) representing an approximate 65% economic ownership interest in BBU (on a fully exchanged basis).
(c) The Corporation, directly and indirectly, holds approximately 65% of the BBUC exchangeable shares. In addition, BBU, which itself is controlled by the Corporation, holds all of the issued and outstanding BBUC class B shares, having a 75% voting interest in BBUC, and BBUC class C shares. Through their ownership of BBUC exchangeable shares and BBUC class B shares, the Corporation and BBU collectively hold an approximate 91% voting interest in BBUC.
(d)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units (“BIP LP Units”), units exchangeable into BIP LP Units and class A exchangeable subordinate voting shares (“BIPC exchangeable shares”) of Brookfield Infrastructure Corporation (“BIPC”), a subsidiary of Brookfield Infrastructure Partners L.P. (“BIP”) (which are exchangeable into BIP LP Units) representing an approximate 27% economic ownership interest in BIP (on a fully exchanged basis).
(e)    The Corporation, directly and indirectly, holds approximately 12% of the BIPC exchangeable shares. In addition, BIP, which itself is controlled by the Corporation, holds all of the issued and outstanding BIPC class B shares, having a 75% voting interest in BIPC, and BIPC class C shares. Through their ownership of BIPC exchangeable shares and BIPC class B shares, the Corporation and BIP collectively hold an approximate 78% voting interest in BIPC.
(f)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units (“BEP LP Units”), units exchangeable into BEP LP Units and class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”), a subsidiary of Brookfield Renewable Partners L.P. (“BEP”) (which are exchangeable into BEP LP Units) representing an approximate 48% economic ownership interest in BEP (on a fully exchanged basis).
(g)    The Corporation, directly and indirectly, holds approximately 26% of the BEPC exchangeable shares. In addition, BEP, which itself is controlled by the Corporation, holds all of the issued and outstanding BEPC class B shares, having a 75% voting interest in BEPC, and BEPC class C shares. Through their ownership of BEPC exchangeable shares and BEPC class B shares, the Corporation and BEP collectively hold an approximate 81.5% voting interest in BEPC.
(h)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units (“BPY LP Units”), units exchangeable into BPY LP Units. The Corporation holds an approximate 100% economic ownership interest in BPY (on a fully exchanged, “as-converted” basis).

DEVELOPMENT OF THE BUSINESS
The following is a summary of recent developments since January 2020 in each of our principal areas of business.
Asset Management
2023 Activity - to date
To date, in 2023, our asset management business has raised $5.1 billion of capital, with approximately half ($2.3 billion) coming from its infrastructure, private equity and credit flagships funds, perpetual and evergreen funds and other closed-end funds. Fundraising across its complementary strategies, including co-investments and semi-liquid products, contributed an additional $2.8 billion of capital.

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2022 Activity
In 2022, our asset management business had a record fundraising year, raising $93 billion of capital. Our asset management business continues to see growth across its flagship funds; including the close of its fifth infrastructure flagship fund and its sixth private equity flagship fund, which to date have raised $22 billion and $9 billion, respectively. In addition, our asset management business had significant fundraising across its growing suite of complementary strategies.
In June 2022, our asset management business reached final close for the Brookfield Global Transition Fund (“BGTF”) with total capital raised of $15 billion, making it the world’s largest private fund dedicated to facilitating the global transition to a net-zero carbon economy. The $15 billion includes investments from institutional investors in and alongside the fund, as well as amounts reserved for the private wealth channel.
The fee-bearing capital of our asset management business increased by 15% to $418 billion at year-end; of this 83% is long-dated or perpetual in nature. Inflows to fee bearing capital of $108 billion were largely driven by the flagship fundraising activities, inflows within credit and other funds within its insurance solutions business and capital raised and deployed across other strategies. These increases were partially offset by lower market valuations and outflows within its liquid credit strategies and decreases in the market capitalizations of BEP and BIP due to a decline in share prices compared to prior year. During the year, $12.2 billion of distributions were returned to clients of our asset management business through dividends and asset sales.
The increase in fee-bearing capital drove a 20% increase in fee revenues, excluding performance fees, from the prior year to $4.0 billion. Our asset management business has $41 billion of committed capital across the business groups that will earn approximately $400 million of fee revenues once invested.
Our asset management business also generated $1.7 billion of unrealized carried interest, net of direct costs, on third party capital across its private funds and other strategies, and realized $610 million of carried interest, net of direct costs, during the year.
Our asset management business invested $73.2 billion over the year across the business groups, including $4.3 billion from renewable power and transition, $15.5 billion from infrastructure, $14.6 billion from private equity, $15.0 billion from real estate and $23.8 billion from credit.
As at December 31, 2022, the asset management business had total uncalled private fund commitments of $87.4 billion.
In 2022, investment strategies focused on infrastructure, growing out the backbone of the global economy; transition and renewables, benefitting from the global imperative to decarbonize; and direct lending.
2021 Activity
In 2021, our asset management business achieved record capital inflows, underpinned by a strong start to its latest round of flagship fundraising and contributions from complementary strategies. By the end of 2021, our asset management business raised $40 billion for this latest round of flagship funds, of which $26 billion was raised in 2021. During the year, it raised $24 billion in aggregate for its fourth flagship real estate fund and its transition fund and held a final close for its $16 billion opportunistic credit fund.
The fee-bearing capital of our asset management business increased by 17% to $364.1 billion at year-end. Inflows to fee-bearing capital of $71 billion were largely driven by the aforementioned flagship fundraising activities, capital deployed across a number of strategies, and inflows from its reinsurance agreements. An increase in the capitalization of BIP and BBU and market appreciation from credit strategies and other funds contributed a further $12.8 billion. During the year, $11.1 billion of capital was retuned to clients of our asset management business through dividends and asset sales.
The increase in fee-bearing capital drove a 19% increase in fee revenues, excluding performance fees, from the prior year to $3.4 billion. Our asset management business earned $157 million in performance fees from BBU as its volume weighted average price exceeded the high watermark during both the second and fourth quarter of the year. In addition, at year-end our asset management business also had approximately $40 billion of committed capital across the business groups that will earn approximately $400 million of fee revenues once invested.
Our asset management business also generated $3.4 billion of unrealized carried interest, net of direct costs, on third party capital across private funds and other strategies, and realized $715 million of carried interest, net of direct costs, during the year.
Our asset management business invested $61.2 billion over the year across the business groups, including $1.7 billion from renewable power and transition, $7.8 billion from infrastructure, $7.7 billion from private equity, $23.4 billion from real estate and $20.6 billion from credit.
As at December 31, 2021, our asset management business had total uncalled private fund commitments of $77.1 billion.
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In 2021, areas of focus continued to be investing in the transition of the economy to net-zero, growing the insurance solutions business, expanding technology investments and enhancing secondaries product offerings. Our asset management business also focused on completing its latest round of flagship fundraising, where a $100 billion raise is targeted. Lastly, our asset management business established Brookfield Oaktree Wealth Solutions, a dedicated private wealth team of over 70 dedicated personnel with a focus on enhancing our distribution capabilities within this channel. Our asset management business launched the non-traded REIT, Brookfield Real Estate Income Trust (“Brookfield REIT”), which is catered to this channel, is now approved on five wealth distribution platforms and has already started to raise capital.
2020 Activity
In 2020, our asset management business increased fee-bearing capital by approximately 8% to $311.6 billion at year-end. Inflows of $32.4 billion included $18.1 billion of new commitments or investments in credit strategies, $5.7 billion to long-term private funds and co-investments, $4.8 billion to perpetual strategies (as defined herein) (including investments made by listed affiliates and in perpetual private funds), and $3.8 billion to public securities. Changes in valuations contributed a further $17.7 billion to fee-bearing capital. During the year, $6.7 billion was returned to clients of our asset management business through dividends and asset sales.
The additional fee-bearing capital during the year contributed to a 41% increase in fee revenues from the prior year to $2.8 billion. Our asset management business also generated $690 million of unrealized carried interest, net of direct costs, on third party capital across private funds and credit strategies and realized a further $411 million into income during the year.
Our asset management business invested $44.3 billion over the year across the business groups, including $15 billion from perpetual strategies, $23.8 billion from long-term private funds, $4 billion from co-investments, and $1.5 billion in direct investments. In addition, at year-end our asset management business also had approximately $33 billion of committed capital across strategies that will earn approximately $330 million of fees annually once deployed.
As at December 31, 2020, our asset management business had total uncalled private fund commitments of $60.6 billion.
New areas of focus for investing included the transition of the economy to net-zero; reinsurance; technology investing, where our asset management business was moving from venture into full-scale technology private equity investing; and LP secondaries, where clients increasingly look for scale managers. Each of these areas has the potential to provide a meaningful opportunity for clients and for our asset management business.
Insurance Solutions
2023 Activity - to date
On February 8, 2023, Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”) entered into a definitive merger agreement with Argo Group International Holdings, Ltd. (“Argo Group”), whereby Brookfield will acquire Argo Group in an all-cash transaction valued at approximately $1.1 billion (the “Argo Group Acquisition”). Argo Group is a distinctive U.S. focused underwriter of specialty insurance products with well-established businesses operating in the property and casualty market. Following closing of the Argo Group Acquisition, Argo Group will further diversify the operations of Brookfield Reinsurance by expanding its U.S. property & casualty operations.
The Argo Group Acquisition is expected to close in the second half of 2023, subject to approval by Argo Group shareholders and other customary closing conditions.
2022 Activity
On January 7, 2022, following the receipt of required regulatory approvals and pursuant to the investment agreement with American Equity Investment Life Holding Company (“AEL”) (“AEL Investment Agreement”), Brookfield Reinsurance purchased an additional 6,775,000 shares of common stock of AEL at $37.33 per share, bringing its total combined equity interest in AEL to approximately 19% as of the date of this Annual Information Form.
On May 25, 2022, Brookfield Reinsurance completed its previously announced acquisition of American National Group, LLC (“American National”) in an all-cash transaction valued at approximately $5.1 billion. Under the terms of the transaction, Brookfield Reinsurance acquired all issued and outstanding shares of American National at a price of $190 per share.
On December 9, 2022, following the receipt of required shareholder approvals in a special general meeting on November 9, 2022, and concurrent with Brookfield’s public listing and distribution of a 25% interest in its asset management business (“Brookfield Arrangement”), Brookfield Reinsurance completed a special distribution of class A limited voting shares of Brookfield Asset Management Ltd. (the “Manager”) (the “Special Distribution”). Pursuant to the Special Distribution, holders of Brookfield Reinsurance class A exchangeable limited voting shares (“Brookfield Reinsurance Class A Shares”) and class B limited voting
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shares (“Brookfield Reinsurance Class B Shares”) received one Manager class A limited voting share for every four Brookfield Reinsurance Class A Shares and Brookfield Reinsurance Class B Shares held as of the applicable record date.
On completion of the Brookfield Arrangement and Special Distribution, Brookfield Reinsurance changed its name from “Brookfield Asset Management Reinsurance Partners Ltd.” to “Brookfield Reinsurance Ltd.” The Brookfield Reinsurance Class A Shares began trading on the NYSE and the TSX under the new ticker symbol “BNRE” on December 14, 2022.
2021 Activity
On June 24, 2021, we sold 9,106,042 common shares of AEL to a wholly owned subsidiary of Brookfield Reinsurance, along with the right under the AEL Investment Agreement to acquire additional common shares of AEL representing, inclusive of the 9,106,042 common shares, up to 19.9% (but no less than 15%) of the issued and outstanding common shares of AEL in two tranches, subject to certain conditions.
On June 28, 2021, the Corporation completed its previously announced special dividend, pursuant to which each holder of Brookfield Class A Shares and Brookfield Class B Limited Voting Shares (“Class B Shares”) of record as of June 18, 2021 received one class A exchangeable limited voting share of Brookfield Reinsurance for every 145 Brookfield Class A Shares and Brookfield Class B Shares held. The class A exchangeable limited voting shares of Brookfield Reinsurance commenced trading on the TSX and on the NYSE under the symbol “BAMR” on June 28, 2021.
On August 9, 2021, Brookfield Reinsurance entered into a definitive merger agreement pursuant to which Brookfield Reinsurance agreed to acquire American National in an all-cash transaction valued at approximately $5.1 billion, representing a 100% ownership interest in American National.
On September 3, 2021, Brookfield Reinsurance closed its first large-block reinsurance agreement, reinsuring approximately $2 billion of deferred annuities.
On October 11, 2021, pursuant to the terms of the AEL Investment Agreement, Brookfield Reinsurance closed the AEL Reinsurance Treaty (as defined below) with American Equity Investment Life Insurance Company, a subsidiary of AEL.
2020 Activity
In October 2020, the Corporation entered into a strategic partnership with AEL pursuant to which the parties agreed to enter into a reinsurance transaction for the reinsurance of up to approximately $10 billion of fixed index annuity liabilities of AEL (the “AEL Reinsurance Treaty”). In addition, the Corporation agreed to acquire an up to 19.9% (but not less than 15.5%) equity interest in AEL in two tranches, subject to certain conditions.
In November 2020, the Corporation announced its intention to distribute to its shareholders, by way of a special dividend, shares in Brookfield Reinsurance. Brookfield Reinsurance was established by the Corporation to serve as a new publicly traded platform for its growing insurance business.
In November 2020, the Corporation acquired 9,106,042 common shares in AEL, representing an initial equity stake in AEL of 9.9%. The acquisition of the remaining equity interest in AEL remained subject to execution of the AEL Reinsurance Treaty, regulatory approval and other closing conditions.
Operating Businesses
Renewable Power and Transition
2022 Activity
In 2022, our renewable power and transition segment generated FFO of approximately $1 billion. FFO was positively impacted by contributions from growth, including 3,475 megawatts (“MW”) of new development assets reaching commercial operation, higher realized prices across most markets on the back of inflation escalation and higher global power prices, as well as favorable hydroelectric generation across all regions and strong asset availability across our global fleet.
In January 2022, BEP, together with its institutional partners, acquired a 100% interest in a utility scale development business with a 20 gigawatt (“GW”) portfolio of utility solar and energy storage development assets in the United States for $650 million, with additional incentive payments that are payable contingent upon certain milestones being achieved.
In March 2022, BEP, together with institutional partners, committed to invest up to C$300 million into Entropy Inc., a provider of carbon capture solutions (CCS) through a convertible security. BEP together with its institutional partners have to date funded C$28 million to support the buildout of Entropy’s development pipeline of CCS projects.
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In April 2022, BEP issued 5 million Class A Preferred Limited Partnership Units, Series 18 at a price of C$25.00 per unit, for gross proceeds of C$125 million.
In June 2022, BEP, together with institutional partners, committed to invest $500 million, of which $270 million has been deployed, through preferred shares, warrants and a 20% stake in common equity into a leading private owner and operator of long-term, U.S. denominated, contracted power and utility assets across the Americas with 1.2 GW of installed capacity and approximately 1.3 GW development pipeline.
In September 2022, BEP, together with its institutional partners, acquired a leading integrated distributed generation developer in the United States for $700 million, representing the equity purchase price and additional equity deployment to fund future growth. The business has 500 MW of contracted operating and under construction assets, and a 1.8 GW of development pipeline in the United States.
In October 2022, BEP, together with institutional partners, agreed to form a strategic partnership with Cameco Corporation (“Cameco”) to acquire 100% of Westinghouse Electric Corporation (“Westinghouse”) from Brookfield Business Partners and its institutional partners. The total equity invested will be approximately $4.5 billion, and BEP, alongside its institutional partners, will own a 51% interest with Cameco owning 49%. The closing of this transaction is expected to occur in the second half of 2023 and is subject to customary closing conditions.
In November 2022, a BEP subsidiary issued C$400 million of green Series 15 medium term notes at a fixed rate of 5.88%. The Series 15 medium term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
In December 2022, BEP, together with its institutional partners, acquired a U.S. renewables developer for $1 billion with the potential to invest an additional $350 million to support the business’ development activities. Its portfolio includes over 800 MW of operating wind assets and a pipeline of over 22,000 MW of wind, solar and storage projects across 24 states, including almost 2,500 MW of under construction and advanced-stage projects.
2021 Activity
In 2021, our renewable power and transition segment generated FFO of approximately $1 billion. FFO was positively impacted by contributions from growth, including 952 MW of development assets reaching commercial operation and the acquisitions of an 845 MW wind farm in Oregon and a 360 MW distributed generation portfolio in the U.S., and relatively higher realized prices across most markets, on the back of inflation escalation, commercial contracting initiatives, and higher global power prices. These items were partially offset by lower same store hydroelectric generation, particularly in North America and Brazil.
In February 2021, BEP, together with its institutional partners, acquired an approximate 23% interest in Polenergia S.A. (“Polenergia”), a large-scale renewables business in Poland, in connection with its previously announced tender offer alongside Polenergia’s current majority shareholder, at a cost of approximately $175 million. In April 2022, BEP, together with its institutional partners, subscribed for additional shares in Polenergia, increasing BEP’s interest in Polenergia to 32%.
In February 2021, affiliates of Brookfield completed a secondary offering of 15 million BEPC exchangeable shares at price of $51.50 per BEPC exchangeable share, for gross proceeds to the selling shareholders of approximately $773 million. BEP did not sell BEPC exchangeable shares in the offering and did not receive any proceeds from the offering. Following completion of this secondary offering, the Corporation owns an approximate 48% equity interest in BEP, on a fully exchanged-basis.
In March 2021, BEP, together with its institutional partners, acquired an 845 MW portfolio of wind projects in the State of Oregon for approximately $744 million.
In March 2021, BEP, together with its institutional partners, completed the acquisition of a distributed generation development platform comprising 360 MW of operating and under construction distributed generation assets across nearly 600 sites throughout the U.S. with an additional over 700 MW under development for approximately $684 million, after giving effect to customary working capital and other closing adjustments.
In April 2021, a BEP subsidiary issued $350 million of green series 1 perpetual notes at a fixed rate of 4.625%. The series 1 perpetual notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
In June 2021, BEP, together with its institutional partners, sold its 656 MW operating and development wind portfolio in Ireland for proceeds of $363 million.
In June 2021, BEP sold its 100% interest in a 271 MW wind development portfolio in Scotland for proceeds of $108 million.
On July 27, 2021, the Corporation announced an initial $7 billion closing for BGTF, the Corporation’s inaugural impact fund focused on investing in the global transition to a net-zero carbon economy. BGTF is co-led by Mark Carney, Brookfield Vice Chair and Head of Transition Investing, and Connor Teskey, CEO of Brookfield Renewable. BGTF targets investment opportunities relating to reducing greenhouse gas emissions and energy consumption, as well as increasing low-carbon energy capacity and
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supporting sustainable solutions. Consistent with its dual objectives of earning strong risk-adjusted returns and generating a measurable positive environmental change, BGTF will report to investors on both its financial and environmental impact performance.
In August 2021, BEP, together with its institutional partners, sold its 391 MW wind portfolio in the U.S. for total proceeds of approximately $392 million.
In December 2021, BEP’s subsidiary Isagen S.A. E.S.P. (“Isagen”), acquired a 150 MW hydroelectric portfolio in Colombia for approximately $425 million. The BEP consortium’s current interest in Isagen is over 99%.
In December 2021, a BEP subsidiary issued $260 million of green series 2 perpetual notes at a fixed rate of 4.875%. The series 2 perpetual notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
2020 Activity
In 2020, our renewable power segment generated FFO of approximately $1 billion during the year, an increase of $711 million from the prior year. FFO was positively impacted by contributions from recent acquisitions, predominately from the merger of TerraForm Power, Inc. (“TerraForm Power”), listed under the symbol “TERP”, relatively higher realized pricing in the U.S., Canada and Europe, and higher margins due to cost reduction initiatives; however, this was partially offset by lower generation as BEP stored water at its hydroelectric facilities in anticipation of higher pricing in the upcoming year.
In 2020, the Corporation announced the launch of a new series of impact funds that invests with the dual objective of earning an attractive financial return and generating a measurable positive environmental change. Mark Carney, former Governor of both the Bank of England and Bank of Canada and the current United Nations Special Envoy for Climate Action and Finance, leads this strategy as Vice Chair, Head of ESG and Impact Fund Investing for Brookfield.
In February 2020, BEP issued 8 million Class A Preferred Limited Partnership Units, Series 17 at a price of $25.00 per unit, for gross proceeds of $200 million.
In March 2020, BEP and TerraForm Power entered into a definitive merger agreement for BEP to acquire all of the outstanding shares of Class A common stock of TerraForm Power (“TERP Shares”) in excess of the approximate 62% interest held by BEP and its affiliates.
In April 2020, a BEP subsidiary completed the issuance of C$175 million ($123 million) of Series 11 and C$175 million ($123 million) Series 12 medium term notes, issued as a re-opening on identical terms, other than issue date and the price to the public.
In July 2020, BEP completed the special distribution of BEPC exchangeable shares to existing holders of its BEP LP Units. BEP unitholders received one BEPC exchangeable share for every four BEP LP Units pursuant to the special distribution. Each BEPC exchangeable share is structured with the intention of providing an economic return equivalent to one BEP LP Unit, including identical dividends on a per share basis to the distributions paid on each BEP LP Unit. Each BEPC exchangeable share is exchangeable, at the BEPC shareholder’s option, for one BEP LP Unit or its cash equivalent.
In July 2020, BEP completed the acquisition of the outstanding TERP Shares other than the approximately 62% of TERP Shares owned by BEP and its affiliates. Each TERP Share (other than TERP Shares owned by BEP and its affiliates) was acquired for either 0.47625 of a BEPC exchangeable share or 0.47625 of an BEP LP Unit, at the election of holders of TERP Shares.
In August 2020, BEP completed the issuance of C$425 million ($319 million) of Series 14 green bonds.
In October 2020, BEP, together with institutional partners, funded the C$400 million second tranche of its C$750 million investment in 7% convertible securities of TransAlta Corporation (“TransAlta”). The C$350 million first tranche of the investment was funded at the initial closing in May 2019. The convertible securities include the option to convert into up to a 49% interest in TransAlta’s 813 MW portfolio of high-quality hydroelectric assets in Alberta commencing in 2025, based on a valuation multiple equal to 13 times the average annual EBITDA of the portfolio over the three years prior to conversion. As part of the investment, BEP also agreed, together with institutional partners, subject to certain terms and conditions, to increase its ownership of TransAlta common shares to 9%, which share ownership requirement has been satisfied.
In November 2020, BEP, together with institutional partners, completed the acquisition of a 1,200 MW advanced solar development project in Brazil for approximately $50 million.

Brookfield Corporation - 2022 Annual Information Form    9

Infrastructure
2023 Activity - to date
On January 4, 2023, BIP completed the acquisition of HomeServe PLC (“HomeServe”), a residential infrastructure business operating in North America and Europe, for total consideration of approximately $1.2 billion. The partnership has an effective 26% and 25% interest in HomeServe’s North American and European businesses, respectively.
On February 1, 2023, BIP acquired an effective 6% interest in a German telecommunications business, for total consideration of approximately $700 million.
In February 2023, BIP agreed to a partial sale of its North American gas storage portfolio for net proceeds to the partnership of approximately $80 million. The sale is subject to customary closing conditions and is expected to close in the second quarter of 2023.
2022 Activity
On January 21, 2022, a subsidiary of BIP issued $300 million perpetual subordinated notes with a coupon of 5.125% per annum. BIP used the net proceeds from this offering for the redemption of its Class A Preferred Limited Partnership Units, Series 7 on March 31, 2022, and for general corporate purposes.
On February 16, 2022, a consortium including BIP completed the acquisition of AusNet Services Ltd., an Australian utility company. BIP acquired an approximate 8% interest total consideration of approximately $500 million.
On March 10, 2022, BIP acquired an effective 17% interest in an Indian telecommunications business, for total consideration of approximately $30 million.
On March 31, 2022, BIP redeemed all of its outstanding Series 7 Preferred Units, for $243 million.
On April 1, 2022, BIP acquired an approximate 13% interest in an Australian smart meter business, for total equity consideration of $215 million.
On April 25, 2022, a subsidiary of BIP issued C$600 million aggregate principal amount of medium-term notes. C$400 million aggregate principal amount of medium-term notes mature on April 25, 2034 and have a coupon rate of 5.439% per annum. The remaining C$200 million aggregate principal amount of medium-term notes mature on April 25, 2052 with a coupon rate of 5.789% per annum.
On June 13, 2022, BIP sold its effective 19% interest in its North American container terminal operation for net proceeds of $275 million.
In June 2022, BIP, alongside institutional partners, agreed to the sale of its Indian toll road operations for net proceeds of approximately $200 million. The sale is subject to regulatory approval and is expected to close in the first half of 2023.
On August 4, 2022, BIP acquired an effective 13% interest in Uniti Group Ltd., an Australian data transmission business, for total consideration of $193 million.
In September 2022, BIP acquired an effective 30% interest in three Canadian residential infrastructure businesses through a subsidiary for total consideration of approximately $90 million.
On October 1, 2022, BIP sold a portfolio of investments, which included partial interests in consolidated subsidiaries and financial assets, with an approximate fair value of $310 million to an affiliate of Brookfield, in exchange for securities of equal value. Subsequent to year end, BIP exercised its redemption option associated with the securities and redeemed a portion of its units with a fair value of $230 million.
On November 1, 2022, BIP’s New Zealand data distribution business completed the sale of a portfolio of telecom towers for net consideration to the partnership of $140 million.
On November 14, 2022, a subsidiary of BIP issued C$700 million aggregate principal amount of medium-term notes. C$450 million aggregate principal amount of medium-term notes mature on November 14, 2027 and have a coupon rate of 5.616% per annum. The remaining C$250 million aggregate principal amount of medium-term notes mature on February 14, 2033 with a coupon rate of 5.980% per annum.
On November 22, 2022, BIP entered into a joint venture agreement with Intel Corporation for the construction and operation of a semiconductor foundry. BIP is expected to fund approximately $500 million over the construction of the project for an approximate 12% interest.
10    Brookfield Corporation - 2022 Annual Information Form

On November 30, 2022, BIP sold its 100% interest in five Brazilian electricity transmission concessions for net consideration of approximately $250 million.
In November 2022, a subsidiary of BIP agreed to the sale of its 50% interest in a freehold landlord port in Victoria, Australia. The subsidiary is expected to receive net consideration of $260 million. The sale is subject to customary closing conditions and is expected to close in the first quarter of 2023.
2021 Activity
On January 21, 2021, BIP issued 8 million Green Series 14 Preferred Units at an offering price of $25.00 per unit in a public offering in the U.S. Holders of the Series 14 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.0% per annum. Net proceeds from this offering totaled approximately $194 million and are in alignment with green bond principles as administered by the International Capital Markets Association.
On February 24, 2021, BIP established a U.S. commercial paper program under which a subsidiary of BIP may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $500 million. The proceeds of the commercial paper issuances will be used for general corporate purposes.
On February 26, 2021, BIP acquired an effective 11% interest in a European residential distribution business for total consideration of approximately $20 million.
On February 26, 2021, BIP acquired an additional 15% interest in Jose Maria de Macedo de Eletricidade S.A. (“JMM”) for approximately $20 million. As of such date, JMM owned and operated approximately 760 kilometers of electricity transmission lines in Brazil.
On March 8, 2021, Kinder Morgan, Inc. and BIP completed the sale of a 25% minority interest in Natural Gas Pipeline Company of America LLC to a fund controlled by ArcLight Capital Partners, LLC for $830 million.
On March 8, 2021, BIP completed the sale of a 13% interest in its U.S. gas pipeline for net proceeds of approximately $410 million.
On April 30, 2021, BIP acquired an additional 3% interest in a Brazilian natural gas transmission operation for approximately $85 million.
On May 12, 2021, BIP’s United Kingdom (“U.K.”) regulated distribution business sold its smart meters business for gross consideration of approximately $820 million.
On May 24, 2021, a subsidiary of BIP issued $250 million of fixed rate subordinated notes maturing May 24, 2081 with a coupon of 5.00% in a public offering in the U.S.
On June 7, 2021, BIP sold its 25% interest in its Canadian district energy operations, Enwave Energy Corporation, for net consideration of approximately $450 million.
On July 14, 2021, BIP announced a joint venture with Digital Realty Trust to develop and operate data centers in India.
On July 16, 2021, BIP sold its 40% interest in its U.S. district energy operations for net consideration of approximately $550 million.
On August 20, 2021, BIP, alongside institutional partners, acquired an effective 41% interest in Inter Pipeline Ltd. (“IPL”) for total consideration of approximately $2.8 billion in connection with its previously announced privatization (the “initial IPL acquisition”). Subsequently, BIP acquired an additional 18% interest for approximately $1.2 billion, including pursuant to the completion of a statutory plan of arrangement on October 28, 2021 (along with the initial IPL acquisition, hereafter referred to as the “IPL acquisitions”). In connection with the IPL acquisitions, $1.9 billion of BIPC exchangeable shares and units of a BIP subsidiary exchangeable into BIPC exchangeable shares were issued.
On September 30, 2021, BIP redeemed all of its outstanding cumulative Class A Preferred Limited Partnership Units, Series 5, for $206 million.
On November 16, 2021, BIP sold the remaining 17% stake in its Chilean toll road business for net consideration of approximately $165 million.
On November 17, 2021, BIP issued 9,476,900 limited partnership units and BIPC issued 2,140,000 BIPC exchangeable shares for gross proceeds of approximately $690 million (approximately $660 million net of issuance costs) in public offerings in the U.S. and Canada. In a concurrent private placement, Brookfield acquired 7,104,300 redeemable partnership units for approximately $400 million.
Brookfield Corporation - 2022 Annual Information Form    11

On December 15, 2021, BIP acquired an effective 15% interest in Boxt Limited, a U.K. residential infrastructure operation, for total consideration of approximately $20 million.
On December 24, 2021, BIP acquired an additional 15% interest in Giovanni Sanguinetti Transmissora de Energia S.A.(“Sanguinetti”) and Veredas Transmissora de Electricidade S.A. (“Veredas”) for approximately $20 million and $15 million, respectively. As at such date, Sanguinetti and Veredas owned and operated approximately 430 kilometers and 440 kilometers of electricity transmission lines in Brazil, respectively.
In December 2021, a subsidiary of BIP agreed to the sale of its 50% interest in a freehold landlord port in Victoria, Australia. The subsidiary is expected to receive net proceeds of approximately $300 million.
2020 Activity
In 2020, our infrastructure segment generated FFO of $569 million, an increase from the prior year. This increase was due to incremental contributions from capital deployed and higher realized disposition gains, partially offset by the temporary loss of earnings caused by the global economic shutdowns and the impact of foreign exchange.
On January 14, 2020, BIP completed the sale of its 17% interest in a Colombian regulated distribution operation for total consideration of approximately $90 million.
On February 6, 2020, BIP sold a 17% interest in its Chilean toll road business for total consideration of approximately $170 million.
On March 31, 2020, BIP completed the distribution to existing holders of its BIP LP Units, by way of special distribution, BIPC exchangeable shares. BIP unitholders received one BIPC exchangeable share for every nine BIP LP Units pursuant to the special distribution. Each BIPC exchangeable share is structured with the intention of providing an economic return equivalent to one BIP LP Unit, including identical dividends on a per share basis to the distributions paid on each BIP LP Unit. Each BIPC exchangeable share is exchangeable, at the BIPC shareholder’s option, for one BIP LP Unit or its cash equivalent.
On April 7, 2020, a subsidiary of BIP issued C$400 million of medium-term notes. C$200 million of the medium-term notes mature September 11, 2028 and have a coupon of 4.2%. These notes were issued at a premium with an effective interest rate of 4.1% per annum. The remaining C$200 million of medium-term notes mature on October 9, 2029 and have a coupon of 3.4%. These notes were issued at a discount with an effective interest rate of 4.1%.
On July 14, 2020, BIP sold its 11% interest in its Texas electricity transmission operation for total after-tax consideration of approximately $60 million.
On July 15, 2020, BIP acquired an additional 6% interest in its Colombian natural gas transmission operation for total consideration of approximately $25 million. As a result of the transaction, BIP increased its ownership to 21%.
On August 31, 2020, BIP acquired an effective 17% interest in an Indian telecom tower operation for total consideration of approximately $585 million.
On September 1, 2020, a subsidiary of BIP issued C$500 million of medium-term notes maturing September 1, 2032 with a coupon of 2.9%. On October 6, 2020, a portion of the proceeds were used to early redeem C$450 million of medium-term notes maturing March 11, 2022.
On September 21, 2020, BIP issued 8 million inaugural Green Series 13 Preferred Units at an offering price of $25.00 per unit in a public offering in the U.S. Holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.125% per annum. Net proceeds from this offering totaled approximately $195 million.
On September 24, 2020, BIP, through a co-controlling interest in a joint venture with Blackstone Infrastructure Partners, acquired a 6% interest in an U.S. liquefied natural gas export facility, Cheniere Energy Partners, for approximately $425 million, inclusive of contingent consideration.
On December 7, 2020, BIP sold 22% of its interest in its Australian export terminal for total after-tax consideration of approximately $55 million. Its 49% retained interest was remeasured using the initial public offering price which implied a fair value of $465 million.
Private Equity
2022 Activity
In 2022, our private equity segment generated FFO of approximately $1.0 billion, representing a decrease of approximately $1.0 billion from the prior year, with results in the prior year including disposition gains of $1.1 billion earned on the sale of common shares of West Fraser Timber Co. Ltd. (“West Fraser”). Excluding disposition gains recorded in the prior year, FFO
12    Brookfield Corporation - 2022 Annual Information Form

increased by approximately $100 million in the year, driven by a full year of contributions from DexKo Global Inc. (“DexKo”), our engineered components manufacturing operations, and Modulaire Group (“Modulaire”), our modular building leasing services operations, as well as incremental contributions from the acquisitions of La Trobe Financial Services Pty Limited (“La Trobe”), an Australian residential mortgage lender, Scientific Games Corporation’s global lottery services and technology business (“Scientific Games”), and CDK Global Inc. (“CDK Global”), a dealer software and technology services operation.
On March 1, 2022, BBU announced that it had filed its final prospectus and that its registration statement had been declared effective in respect of the special distribution of one BBUC exchangeable share for every two BBU LP units outstanding. Each BBUC exchangeable share is exchangeable into a BBU LP unit and the creation of BBUC provides investors with greater flexibility to invest in BBU’s globally diversified services and industrial operations. The special distribution of BBUC was completed on March 15, 2022.
On April 4, 2022, BBU alongside institutional partners acquired Scientific Games for approximately $5.8 billion. With innovative capabilities in game design, production, distribution, systems and terminals, and turnkey technology solutions, Scientific Games has long-term relationships with approximately 130 lottery entities in over 50 countries.
On May 31, 2022, BBU alongside institutional partners acquired La Trobe for approximately $1.1 billion, including a contingent payment tied to La Trobe achieving certain performance milestones. La Trobe is a leading Australian non-bank lender and asset manager.
On May 31, 2022, BBU alongside institutional partners acquired Cupa Group (“Cupa”) for approximately $879 million. Cupa is a leading provider of slate roofing products.
On July 6, 2022, BBU alongside institutional partners acquired CDK Global for approximately $8.3 billion. CDK Global is a leading provider of technology services and software solutions that help automotive dealers and manufacturers run their businesses more efficiently.
On October 11, 2022, BBU alongside institutional partners acquired Nielsen Holdings plc (“Nielsen”), in an all-cash transaction valued at approximately $16 billion. Nielsen is a global leader in third-party audience measurement, data and analytics across all forms of media and content. BBU and its institutional partners invested approximately $2.65 billion by way of preferred equity convertible into 45% of Nielsen’s common equity.
On October 11, 2022, BBU alongside institutional partners sold Westinghouse to a strategic consortium led by Cameco and BEP for approximately $8 billion. Westinghouse is a global leader in providing mission critical technologies, products and services to the nuclear power industry.
2021 Activity
In 2021, our private equity segment generated FFO of approximately $2.0 billion during the year, representing an increase of approximately $1.1 billion from the prior year. FFO increased primarily due to disposition gains realized on the sale of common shares of West Fraser and GrafTech International Ltd., as well as a higher contribution from Sagen MI Canada Inc. (“Sagen”) as a result of our increased ownership in Sagen and overall strong performance at this business.
On February 1, 2021, Norbord Inc. (“Norbord”), one of the world’s largest producers of oriented strand board (“OSB”) in which the Corporation owned an approximate 42% interest, closed an all-stock deal with West Fraser, whereby West Fraser acquired all of the issued and outstanding common shares of Norbord to create a global diversified wood products company. Under the acquisition, Norbord shareholders received 0.675 of a West Fraser common share for each Norbord common share. The Corporation beneficially owned approximately 19% of West Fraser upon closing of the acquisition and throughout 2021 sold all its interest in West Fraser.
On April 1, 2021, BBU alongside institutional partners acquired the approximately 43% of Sagen that it did not already own at a price of C$43.50 per share, following the approval of the shareholders of Sagen not affiliated with BBU and its institutional partners. Sagen is the largest private residential mortgage insurer in Canada and BBU and its institutional partners continue to own a 100% equity interest in Sagen.
On October 4, 2021, BBU alongside institutional partners acquired DexKo for $3.8 billion. DexKo is a global manufacturer of highly engineered components for trailer, recreational vehicle and towable equipment providers.
On December 15, 2021, BBU alongside institutional partners acquired Modulaire for approximately $5 billion. Modulaire is a leading provider of modular leasing services in Europe and Asia-Pacific meeting the needs of a diversified customer base across the industrial, infrastructure and public sectors.

Brookfield Corporation - 2022 Annual Information Form    13

2020 Activity
In 2020, our private equity segment generated FFO of approximately $935 million, representing an increase of approximately $91 million from the prior year. FFO increased primarily due to an increase in OSB pricing at Norbord, as well as a full year of contribution Sagen, Clarios International LP and Healthscope Limited. This increase in fiscal year 2020 FFO was partially offset by lower realized dispositions gains compared to 2019.
On January 31, 2020, BBU alongside institutional partners acquired a 49% interest in Brand Industrial Services (“BrandSafway”) from Clayton, Dubilier & Rice (“CD&R”) for $1.3 billion of equity. BrandSafway is a leading global provider of access, specialized services, and forming and shoring solutions to industrial, commercial and infrastructure companies. CD&R continued to own 49% of BrandSafway, with the BrandSafway management team owning a minority interest in the business.
Real Estate
2023 Activity - to date
In February 2023, BPY issued medium term notes for C$500 million at 7.125% per annum, with a term of five years via private placement.
2022 Activity
In the first quarter of 2022, BPY sold its investment in a portfolio of triple net lease assets in the Brookfield Strategic Real Estate Partners (“BSREP”) I fund for approximately $3.7 billion; and its investment in an extended-stay hospitality portfolio in the BSREP II fund for approximately $1.5 billion.
Further, BPY and Qatar Investment Authority jointly sold a 49% interest in One Manhattan West, an office asset in Manhattan, New York at a valuation of $2.85 billion.
In the first quarter of 2022, in respect of the Corporation’s other real estate strategies, the BSREP IV fund completed the voluntary public takeover offer for all outstanding alstria office REIT-AG shares for cash consideration of €19.50 per tendered share. The BSREP IV fund also made its first investment in the student accommodation sector in Australia to acquire a purpose-built student accommodation development site in Melbourne. Brookfield European Real Estate Partnership (“BEREP”) acquired a 619-bed U.K. student housing portfolio. In Europe, the Corporation continued to build out its logistics business with investments that included BEREP fund’s acquisition of a €210 million French and Dutch portfolio; a €500 million Iberian joint venture; and a £180 million recapitalization of a U.K. logistics portfolio. In India, an agreement was signed to acquire a three-acre office property in Mumbai, and another agreement was signed to acquire a 51% controlling stake in a portfolio comprising of four mixed-use properties totaling 3.3 million square feet in the Delhi region. The Brookfield India REIT exercised its right to acquire Candor Techspace N2, one of the largest office parks in the gateway Noida market for $525 million. In São Paulo, the BSREP III fund closed on a transaction to develop three warehouses inside Sao Paulo International Airport.
In the second quarter of 2022, BPY sold eleven multifamily assets in the U.S. in the BSREP II fund for approximately $469 million and an office asset in the U.K. for approximately £294 million; conveyed one retail mall to the lender in satisfaction of outstanding debt obligations of $361 million; and acquired its joint venture partner’s incremental interest in two properties including Plaza Frontenac and Saint Louis Galleria in the U.S.
In the second quarter of 2022, in respect of the Corporation's other real estate strategies, the BSREP IV fund completed the privatization of Hibernia REIT, a public real estate investment trust headquartered in Dublin, Ireland, for approximately €1.1 billion. Further, the Corporation agreed to acquire a 50% interest in the leasehold of the Perth Convention & Exhibition Centre in Western Australia. In Brazil, the BSREP IV fund signed a deal to acquire twelve assets for $1.19 billion including six premier triple-A office properties in São Paulo and Rio de Janeiro; a deal was also signed by the BSREP III fund to develop seven warehouses inside São Paulo International Airport.
In the third quarter of 2022, BPY sold two multifamily assets in the U.S. for approximately $231 million. BPY also completed a £1.23 billion refinancing of 100 Bishopsgate, an office development in London, U.K.
In the third quarter of 2022, in respect of the Corporation’s other real estate strategies, the BSREP IV fund held its final institutional close. The close brings the BSREP IV fund’s total capital raised since inception to $15 billion, inclusive of the Corporation’s $3.5 billion. The BSREP IV fund also completed the privatization of a European office REIT, Befimmo SA and closed on the $3.8 billion acquisition of Watermark Lodging Trust, a public non-traded REIT, adding a portfolio of 25 luxury hotels in the U.S. Brookfield Real Estate Secondaries I also held its first close with $875 million raised.
14    Brookfield Corporation - 2022 Annual Information Form

In the fourth quarter of 2022, the BSREP II fund completed the sale of Student Roost for approximately $4.0 billion, after transforming it into the U.K.’s third-largest purpose-built student accommodation provider. BPY also sold three multifamily assets in the U.S. for approximately $192 million.
2021 Activity
On January 4, 2021, the Corporation announced a proposal to acquire all BPY LP Units and exchangeable limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”) that it did not previously own (the “Privatization”) for $18.17 cash per unit, the Corporation’s Class A Shares, or preferred units of Brookfield Property Preferred L.P. with a liquidation preference of $25.00 per unit (“New LP Preferred Units”), subject to pro-ration. On July 16, 2021, the Privatization was approved by the BPY unitholders. On July 26, 2021, the Corporation completed the Privatization and the acquisition of all Class A stock, par value $0.01 per share (“BPYU Units”) of BPYU that it did not previously own. The BPY LP Units were delisted from the TSX and Nasdaq at market close on July 26, 2021. The BPYU Units were delisted from Nasdaq at market close on the same date. The New LP Preferred Units issued in the Privatization began trading on the TSX under the symbol BPYP.PR.A and Nasdaq under the symbol BPYPM on July 27, 2021.
Based on BPY unitholder elections, together with the amounts to be delivered to holders of BPYU Units, an aggregate of 51,971,192 units elected for cash, 271,358,615 units elected for the Corporation’s Class A Shares and 17,970,971 units elected for New LP Preferred Units. As holders elected to receive more Class A Shares than were available under the transaction, BPY unitholders that elected to receive Class A Shares received 54.5316% of the aggregate Class A Shares they elected to receive and the balance was delivered 93.05% in cash and 6.95% in New LP Preferred Units. BPY unitholders who made an election to receive 100% of their consideration in cash received $18.17 in cash and BPY unitholders who made an election to receive 100% of their consideration in New LP Preferred Units received 0.7268 New LP Preferred Units.
Cash consideration of approximately $3.0 billion was paid by BPY and the Corporation distributed 59,279,263 Class A shares and 19,287,783 New LP Preferred Units to holders of BPY LP Units, BPYU Units and Exchange LP Units. The cash consideration was funded to BPY by the Corporation in exchange for approximately $2.5 billion non-voting common equity of a BPY subsidiary which is accounted for as non-controlling interests by BPY with the remainder for New LP Preferred Units. The New LP Preferred Units were recognized at a fair value of approximately $474 million upon issuance.
After the Privatization, all of the outstanding BPY LP Units are owned by the Corporation. No Exchange LP Units or BPYU Units are held by public holders following the Privatization. In connection with the Privatization, approximately $250 million of preferred equity of BPYU was fully redeemed for cash.
In the first quarter of 2021, BPY sold its 50% interest in Bay Adelaide North in Toronto for approximately $291 million. In addition, BPY conveyed two retail assets to lenders in satisfaction of outstanding debt obligations of $247 million and $90 million, respectively. BPY also sold four retail assets in the U.S. for approximately $73 million.
In the second quarter of 2021, BPY converted its preferred equity interest in a portfolio of select-service hospitality assets valued at approximately $472 million into common shares. BPY also acquired a portfolio of manufactured housing assets in the BSREP II fund for approximately $159 million.
In the third quarter of 2021, BPY sold seven retail assets in the U.S. for approximately $58 million; and eight multifamily assets in the U.S. for approximately $690 million.
In the fourth quarter of 2021, BPY sold eight multifamily assets in the U.S. for approximately $1.2 billion, two of which were sold to Brookfield REIT; an office complex in Canada for approximately $277 million; its 20% interest in an office asset in the U.K. to Brookfield REIT for net proceeds of approximately $101 million; two retail assets in the U.S. for approximately $278 million; two office assets in Brazil for approximately $386 million; and a hospitality asset in the U.S. for approximately $356 million; and closed its flagship real estate debt fund, Brookfield Real Estate Finance Fund VI , with consortium of investors who made a total capital commitment of over $4 billion, of which Brookfield committed $400 million.
2020 Activity
In the first quarter of 2020, BPY sold an office asset in California in the BSREP II fund for approximately $131 million.
In the second quarter of 2020, BPY sold approximately 50% of its interests in two multifamily properties, One Blue Slip and Andorra, into joint ventures with Brookfield Premier Real Estate Partners Pooling LLC for net proceeds of approximately $102 million and $44 million, respectively. In addition, in the second quarter, BPY restructured its joint venture partnership in Water Tower Place in which BPY acquired an incremental 43.9% interest through the assumption of its partner’s share of debt held on the property.
Brookfield Corporation - 2022 Annual Information Form    15

In the third quarter of 2020, BPY completed the recapitalization of Atlantis Paradise Island resort with a consortium of investors who made a total commitment of $300 million in the form of preferred equity, of which BPY committed approximately $125 million.
In the fourth quarter of 2020, BPY sold its interest in One London Wall Place in London for approximately $614 million; a portfolio of self-storage assets in the U.S. in the BSREP II fund for approximately $1.2 billion; its partial interest in a portfolio of triple-net lease assets in the U.S. in the BSREP I fund for approximately $728 million; two office assets in Brazil in the BSREP II fund for approximately $372 million; and five multifamily assets in the U.S. in the BSREP II fund for approximately $390 million.
Corporate
2022 Activity
On February 4, 2022, the Corporation closed a $400 million offering by re-opening its 3.900% notes due 2028, issued at a price equal to 107.134% of their face value for an effective yield of 2.553%, and a $400 million offering of 3.625% notes due 2052, issued at a price equal to 99.908% of their face value for an effective yield of 3.630%.
On May 19, 2022, the Corporation announced the TSX approval of a normal course issuer bid (“NCIB”) to purchase up to 138.7 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 25, 2022 and is set to expire on May 24, 2023, the Corporation has, as of January 13, 2023, purchased 12,210,953 Class A Shares at an average price of $36.01.
On August 18, 2022, the Corporation announced the TSX approval of an NCIB to purchase up to 10% of the public float of each series of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX, through open market purchases on the TSX. Under the bid, which commenced on August 22, 2022 and is set to expire on August 21, 2023, the Corporation has not purchased any Class A Preference Shares as of the date of this Annual Information Form.
On December 9, 2022, the Corporation completed the public listing and distribution of a 25% interest in the Corporation’s asset management business, through Manager. The Corporation changed its name from Brookfield Asset Management Inc. to Brookfield Corporation, effective December 9, 2022, with its shares now trading under the new ticker “BN” on the NYSE and TSX. The Manager is also listed on the NYSE and TSX with shares trading under the ticker “BAM” on both exchanges.
On December 14, 2022, the Corporation closed a C$1 billion offering of 5.431% notes due 2032 issued at par.
2021 Activity
On April 12, 2021, the Corporation closed a $500 million offering of 2.724% notes due 2031. A portion of the proceeds from the offering were used to redeem the Corporation’s C$600 million 4.54% notes due March 31, 2023.
On May 20, 2021, the Corporation announced the TSX approval of an NCIB to purchase up to 132.8 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 25, 2021 and expired on May 24, 2022, the Corporation purchased 6,349,618 Class A Shares at an average price of $51.30.
On July 26, 2021, the Corporation closed a $600 million offering of 2.340% notes due 2032 and a $250 million offering of 3.500% notes due 2051 (“2051 notes”). The 2051 notes were issued at a price equal to 104.590% of their face value for an effective yield of 3.255%.
On August 17, 2021, the Corporation announced the TSX approval of an NCIB to purchase up to 10% of the public float of each series of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX, through open market purchases on the TSX. Under the bid, which commenced on August 20, 2021 and expired on August 19, 2022, the Corporation did not purchase any Class A Preference Shares.
2020 Activity
On February 21, 2020, the Corporation closed a $600 million offering of 3.45% notes due 2050, issued at a price equal to 99.058% of their face value for an effective yield of 3.501%. A portion of the proceeds from the offering were used to redeem the Corporation’s C$350 million 5.30% notes due March 1, 2021.
On April 1, 2020, the Corporation completed a three-for-two stock split of its Class A Shares. The split was implemented by way of a stock dividend whereby shareholders received one-half of the Corporation’s Class A Share for each Class A and Class B Share held (i.e. one additional share for every two shares held).
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On April 9, 2020, the Corporation closed a $600 million offering of 4.350% notes due 2030, issued at a price equal to 99.903% of their face value for an effective yield of 4.362%. On April 14, 2020, the Corporation closed an additional $150 million of the 4.350% notes at a price equal to 99.878% of their face value for an effective yield of 4.365%.
On May 21, 2020, the Corporation announced the TSX approval of an NCIB to purchase up to 132.8 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 25, 2020 and expired on May 24, 2021, the Corporation purchased 9,910,206 Class A Shares at an average price of $40.61.
On August 3, 2020, the Corporation committed $750 million to our latest distressed debt fund.
On August 17, 2020, the Corporation announced the TSX approval of an NCIB to purchase up to 10% of the public float of each series of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX, through open market purchases on the TSX. Under the bid, which commenced on August 20, 2020 and expired on August 19, 2021, the Corporation did not purchase any Class A Preference Shares.
On September 28, 2020, the Corporation closed a $500 million offering of 3.50% notes due 2051, issued at a price equal to 99.313% of their face value for an effective yield of 3.537%.
On October 16, 2020, the Corporation closed a $400 million inaugural green subordinated note offering. The notes are due 2080 and have a coupon of 4.625%.
On November 24, 2020, the Corporation closed a $230 million offering of green perpetual subordinated notes. The notes have a coupon of 4.50%.
BUSINESS OF THE CORPORATION
Our Business
Our objective is to compound capital, delivering 15%+ annual returns to shareholders over the long-term. With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate stable, growing cash flows and attractive long-term total returns. Today, our capital is invested across three businesses - Asset Management, Insurance Solutions, and our Operating Businesses, which generate $5 billion of free cash flow annually and continue to grow.
Our capital is invested across businesses that help form the backbone of the global economy. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted and growing revenue streams, and high cash margins. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles. On their own, each of our market leading businesses have a strong growth profile but together they generate synergies which significantly enhance their growth.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. By leveraging the global reach and expertise of our asset management business, our goal is to identify new investment opportunities that provide strategic value for overall Brookfield and the potential for attractive returns over the long-term.
Our conservatively capitalized balance sheet provides downside protection and our scale, stability, and diversification create a differentiated business model that positions us as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound environmental, social and governance (ESG) principles are integral to building resilient businesses and creating long-term value for our investors and other stakeholders. As a result, we embed these principles into all our activities - including our investment process - and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.

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✓    Investment focus
    We invest in a global and diverse portfolio of high-quality assets or businesses that are predominantly long-term or perpetual in nature and have the following attributes:
•stable, largely contracted or inflation-linked, and growing revenues
•ability to drive outsized financial returns through operational excellence
•highly cash generative
•high barriers to entry with a market leading position
•offer continuous deployment opportunities
✓    Proven Capital Allocator
    We are a value investor with a strong track record of allocating our capital to generate meaningful compound returns over the long term.
✓    Focused investment strategies
    We invest where we can bring our competitive advantages to bear, such as our significant and perpetual capital base, our global presence and reputation, and synergies across our strategies.
✓    Disciplined financing approach
    We employ leverage in a prudent manner to enhance returns while preserving capital throughout business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 5% of the total leverage reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
    We are committed to ensuring that the assets and businesses in which we invest are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
Our financial returns are represented by capital appreciation and distributions from our businesses. The primary performance measures that we use to evaluate the performance of our businesses are DE and FFO.
Principal Business Activities
Our operations are organized into our asset management business, our four primary operating businesses and our corporate activities, which collectively represent six operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment, which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment, we also provide unrealized carried interest which represents carried interest generated on unrealized changes in the fair value of our private fund investment portfolios, net of realized carried interest.
Our operating segments are global in scope and are as follows:
i.Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
ii.Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets and distributed energy & sustainable solutions.
iii.Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, data and sustainable resource assets.
iv.Private Equity business includes a broad range of industries, and is mostly focused on the ownership and operation of business services, infrastructure services and industrials.
v.Real Estate business includes the ownership, operation and development of core investments, transitional and development investments (including residential development properties), and our share of LP investments, which sit within the private funds of our asset management business.
vi.Corporate Activities include the investment of cash and financial assets, our share of the investment in our insurance solutions business, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which
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fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
In assessing operating performance and capital allocation, we separately identify the portion of FFO and common equity within our segments that relate to our perpetual affiliates (BEP, BIP, BBU, BPG). We believe that identifying the FFO and common equity attributable to our perpetual affiliates enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these perpetual affiliates is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.
Asset Management
Business Overview
Our asset management business is one of the world’s leading alternative asset managers, with approximately $800 billion in assets under management and operations spanning more than 30 countries on 5 continents. We have over 2,500 investment and asset management professionals that employ a disciplined investment approach to create value and deliver strong risk-adjusted returns for our clients across market cycles.
With an over 100-year heritage as a global owner and operator of real assets, we focus on investing in the backbone of the global economy across renewable power and transition, infrastructure, private equity, real estate and credit.
We put our own capital to work alongside our investors’ in virtually every transaction, aligning interests and bringing the strengths of our operational expertise, global reach and large-scale capital to bear on everything we do.
We offer our clients a large and growing number of investment products to assist them in achieving their financial goals, providing a diverse set of long-term and perpetual private funds and dedicated public vehicles across each of the asset classes in which we invest and spanning various investment strategies.
As the asset manager of these investment products, we earn base management fees in addition to incentive distributions, performance fees, or carried interest depending on the product offering.
Our asset management business focuses on raising capital by establishing new investment products for our clients, identifying and acquiring high-quality assets, delivering strong underlying investment performance and executing timely monetizations or refinancings. If we execute in these areas, this should equate to growth in fee-bearing and carry eligible capital and in turn higher fee revenues, fee-related earnings and realized carried interest over time.
Operations
Long-term Private Funds – $219 billion fee-bearing capital
Our asset management business manages and earns fees on a diverse range of renewable power and transition, infrastructure, private equity, real estate and credit funds. These funds have a long duration, are closed-end and include opportunistic, value-add, core and core plus investment strategies.
On long-term private fund capital, the asset management business earns:
1.Diversified and long-term base management fees on capital that is typically committed for 10 years with two one-year extension options.
2.Carried interest, which enables our business to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized when a fund’s cumulative returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur.
3.Transaction and advisory fees are one-time fees earned on co-investment capital related to the close of transactions, and vary based on transaction agreements.
Perpetual Strategies – $127 billion fee-bearing capital
Our asset management business manages the perpetual capital in our perpetual affiliates, as well as in its core and core plus private funds, which can continually raise new capital. From these perpetual strategies, our business earns:
1.Long-term perpetual base management fees, which are based on total capitalization or net asset value (“NAV”) of our perpetual affiliates and the NAV of its perpetual private funds.
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2.Stable incentive distribution fees which are linked to cash distributions from perpetual affiliates (BEP/BEPC and BIP/BIPC) that exceed pre-determined thresholds. These cash distributions have a historical track record of growing annually and each of these perpetual affiliates target annual distribution growth rates within a range of 5-9%.
3.Performance fees based on unit price performance (BBU) and carried interest on its perpetual private funds.
Liquid Strategies – $72 billion fee-bearing capital
Our asset management business manages publicly listed funds and separately managed accounts, focused on fixed income and equity securities across real estate, infrastructure and natural resources. Our business earns base management fees, which are based on committed capital and fund NAV, and performance income based on investment returns.
Renewable Power and Transition
Business Overview
•We own and operate renewable power, sustainable solutions and transition assets primarily through our 48% economic ownership interest in BEP, which is listed on the NYSE and TSX and had a market capitalization of $16.8 billion at December 31, 2022.
•BEP owns one of the world’s largest publicly traded renewable power portfolios.
Operations
Hydroelectric
•We operate and invest in 229 hydroelectric generating stations on 87 river systems in North America, Brazil and Colombia. Our hydroelectric operations have 8,159 MW of installed capacity and annualized long-term average (“LTA”) generation of 20,085 gigawatt hours (“GWh”) on a proportionate basis.
Wind
•Our wind operations include 125 wind facilities globally with 6,935 MW of installed capacity and annualized LTA generation of 7,141 GWh on a proportionate basis.
Solar
•Our solar operations include 149 solar facilities globally with 3,957 MW of installed capacity and 2,756 GWh of annualized LTA generation on a proportionate basis.
Energy Transition
•Our distributed generation operation includes 6,238 facilities with 2,055 MW of installed capacity and 912 GWh of annualized LTA generation on a proportionate basis.
•Our storage operations have 4,271 MW of installed capacity at our 23 facilities and two river systems in North America and Europe.
Energy Contracts
•Based on LTA, we purchase approximately 3,600 GWh of power from BEP each year pursuant to a long-term contract at a predetermined price, which represents 12% of BEP’s power generation.
•The fixed price that we are required to pay BEP began gradually stepping down in 2022 by $3/MWh a year. This will continue until 2025, followed by a $5/MWh reduction in 2026 resulting in an approximate $20/MWh total reduction. The contract expires in 2046.
•We sell the power into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits. This provides us with increased participation in future increases or decreases in power prices.

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Infrastructure
Business Overview
•We own and operate infrastructure assets primarily through our 27% economic ownership interest in BIP, which is listed on the NYSE and TSX and had a market capitalization of $24.8 billion at December 31, 2022.
•BIP is one of the largest globally diversified owners and operators of infrastructure in the world.
•During the year, we sold our direct investments in sustainable resource operations.
Principal Operations
Utilities
•Our regulated transmission business includes ~60,000 km of operational electricity transmission and distribution lines in Australia, ~4,200 km of natural gas pipelines in North America, South America and India, and ~2,900 km of transmission lines in Brazil, of which ~2,000 km are operational.
•Our commercial and residential distribution business provides residential energy infrastructure services to ~2.3 million customers annually in the U.S., Canada, Germany, and U.K., and ~540,000 long-term contracted sub-metering services within Canada and the United States. We own and operate ~7.8 million connections, predominantly electricity and natural gas and have ~1.7 million installed smart meters across Australia and New Zealand. We provide home repair services to approximately 8.2 million customers with 16.1 million policies in North America and EMEA.
•These businesses typically generate long-term returns on a regulated or contractual asset base which increase with capital we invest to upgrade and/or expand our systems.
Transport
•Our diversified terminals operations include 11 terminals in North America, the U.K., and Australia, and we provide ~30 million tonnes per annum in our liquefied natural gas export terminal in the U.S. and ~85 million tonnes per annum in our export facility in Australia.
•We operate ~22,000 km of railroad track in North America and Europe, ~5,500 km of railroad track in the southern half of Western Australia and ~4,800 km of rail in Brazil.
•Our toll road operations include ~3,800 km of motorways in Brazil, Peru and India.
•These operations are comprised of networks that provide transportation for freight, commodities and passengers. This includes businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our diversified terminals.
Midstream
•We own and operate ~15,000 km of transmission pipelines, primarily in the U.S., and ~600 billion cubic feet (“Bcf”) of natural gas storage in the U.S. and Canada. There are 17 natural gas and natural gas liquids processing plants with ~5.7 Bcf per day of gross processing capacity in Canada.
•We own and operate ~10,600 km of pipelines in Canada which include long-haul, conventional and natural gas gathering pipelines and a petrochemical complex.
•These operations are comprised of businesses, typically unregulated or subject to price ceilings, that provide transmission and storage services, with profitability based on the volume and price achieved for the provision of these services.
Data
•We own and operate ~207,000 operational telecom towers in India, France, Germany, Austria, U.K. and New Zealand, ~46,600 km of fiber optic cable located in France, Brazil and New Zealand, and over 70 distributed antenna systems primarily located in the U.K. In addition, we have ~880,000 fiber-to-the-premise connections in France and Australia and 2 semiconductor manufacturing foundries in the United States.
•In our data storage business, we manage 50 data centers with ~230 MW of critical load capacity.
•These businesses provide critical infrastructure and essential services to media broadcasting and telecom sectors and are secured by long-term inflation-linked contracts.
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Private Equity
Business Overview
•We own and operate private equity assets primarily through our 65% economic ownership interest in BBU. BBU is listed on the NYSE and TSX and had a market capitalization of $3.8 billion at December 31, 2022.
•BBU focuses on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.
•We also own certain businesses directly such as our Brazilian residential development business, which includes construction, sales and marketing of a broad range of residential and commercial office units, with a focus on middle income residential units in São Paulo and Rio de Janeiro.
Operations
Business Services
•Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders.
•Our leading healthcare services operations in Australia provides doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables.
•We provide construction operations with a focus on high-quality construction of large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for design and construction, including procurement for a defined price and program. We also provide services to residential real estate brokers through franchise arrangements under a number of brands in Canada.
•Our dealer software and technology services operations is a leading provider of cloud-based business operations software to dealerships and original equipment manufacturers across automotive and related industries.
•Investments also include our road fuels operation with significant import and storage infrastructure, an extensive distribution network, and long-term diversified customer relationships.
Infrastructure Services
•We are the leading supplier of infrastructure services to the power generation industry, through our investment in our nuclear technology services operations, and we generate a majority of earnings from recurring refueling and maintenance services, primarily under long-term contracts. Our nuclear technology services operations is the original equipment manufacturer or technology provider for approximately 50% of global commercial nuclear power plants and services approximately two thirds of the world’s operating fleet.
•We also provide services to the offshore oil production industry, through our investment in our offshore oil services operations, operating in the North Sea, Canada and Brazil. Our offshore oil services operations provides marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry.
•We provide scaffolding and related services to the industrial and commercial markets, through our investment in our work access services operation, servicing over 30,000 customers in 30 countries worldwide. Our work access services operations’ scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry.
•Our modular building leasing services operations is a leading provider of modular workspaces in Europe and Asia-Pacific.
•We own lottery services operation that is a leading provider of products, services, and technology across the lottery ecosystem in over 50 countries.
Industrials
•Our industrials portfolio is comprised of capital-intensive businesses with significant barriers to entry that require technical operating expertise.
•We invest in advanced energy storage operation, which is a global market leader in automotive batteries that power both electric and internal combustion engine vehicles.
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•We invest in a leading manufacturer of a broad range of high-quality graphite electrodes. This operating entity is a capital-intensive business with significant barriers to entry and requires technical expertise to build and profitably operate.
•Our waste and wastewater operations in Brazil provide water and wastewater collection, treatment and distribution services to a broad range of residential and governmental customers.
•We own a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers.
•We also own solar power solutions operation, which is a leading distributor of solar power solutions for the distributed generation market in Brazil.
Residential Development
•Our Brazilian residential development business includes construction, sales and marketing of a broad range of residential and commercial office units, with a primary focus on middle income residential units in Brazil’s largest markets of São Paulo and Rio de Janeiro.
Real Estate
Business Overview
•We own and operate real estate assets through our 100% economic ownership interest in BPG.
•BPG owns real estate assets directly as well as through private funds that are managed by our asset management business. Included in directly held assets is our North American residential development business, which is conducted through Brookfield Residential Properties ULC.
•We present the operating results of our real estate segment within three sub-segments. The sub-segments are based on our strategy to maintain an irreplaceable portfolio of trophy mixed-use precincts in global gateway cities (“Core”), maximize returns through a development or buy-fix-sell strategy (“Transitional and Development”), or recycle capital from vintage funds (“LP Investments”).
Operations
Core
•We own interests in and operate some of the most iconic office assets globally, including One Manhattan West in New York and Canary Wharf in London. We focus on high-quality real estate assets in some of the best locations around the world because we have found that these outperform over very long periods of time and through economic cycles. These 64 properties are located primarily in the world’s leading commercial markets such as New York City, London, Toronto, Berlin, and Dubai, covering 33 million square feet.
•We also own interests in and operate 19 irreplaceable malls totaling 24 million square feet of retail space. We intend to retain long-term ownership interests in these trophy assets, such as Ala Moana in Hawaii and Fashion Show in Las Vegas.
•We develop properties on a selective basis; active development and redevelopment projects consist of three office sites, several multifamily sites and two hotel sites, totaling approximately 4 million square feet.
Transitional and Development
•We own interests in and operate office assets in gateway markets around the globe, consisting of 68 properties totaling 59 million square feet of space. These assets represent properties with transitional operational uplift and realization potential. They earn attractive short-term rates of return, as we acquire underperforming assets and improve their operations. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.
•The office properties are located primarily in the world’s leading commercial markets such as New York City, London, Toronto, Sydney and Rio de Janeiro.
•We also own 90 retail properties covering 86 million square feet of space, where we seek to maximize return through leasing, redevelopment of existing retail, or in some cases through the addition of a mixed-use component like multifamily or office. We add significant value during this transitional period before ultimately monetizing them.

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LP Investments
•We own and operate global portfolios of real estate investments through our real estate funds, which are targeted to achieve higher returns than our office and retail portfolios within our Core and Transitional and Development operations.
•Our LP Investments business strategy is to acquire high quality assets at a discount to replacement cost or intrinsic value, to execute clearly defined strategies for operational improvement and to achieve opportunistic returns through net operating income growth and realized gains on exit.
•Our LP Investments portfolio consists of high-quality assets with operational upside across the multifamily, triple net lease, hospitality, office, retail, mixed-use, logistics, life science, senior living, manufactured housing and student housing sectors.
Corporate Activities
Business Overview
•Our corporate activities support the overall business with a focus on prudent capital allocation that will compound value for our shareholders over the long-term.
•Corporate activities include, but are not limited to, supporting the growth in our asset management business and perpetual affiliates, and providing capital throughout the organization, when needed. In addition, we will make direct investments on an opportunistic basis.
•We also hold cash and financial assets as part of our liquidity management operations and enter into financial contracts to manage residual foreign exchange and other risks, as appropriate.
Financing Strategy
We manage our liquidity and capitalization on a group-wide basis, which we organize into three principal tiers:
i)The Corporation:
•Strong levels of liquidity are maintained to support growth and ongoing operations.
•Capitalization consists of a large common equity base, supplemented with perpetual preferred shares, long-dated corporate bonds and, from time to time, draws on our corporate credit facilities.
•Negligible guarantees are provided on the financial obligations of perpetual affiliates and managed funds.
•High levels of cash flows are available after payment of common share dividends.
ii)Our perpetual affiliates:
•Strong levels of liquidity are maintained at each of the perpetual affiliates to support their growth and ongoing operations.
•Perpetual affiliates are intended to be self-funding with stable capitalization through market cycles.
•Financial obligations have no recourse to the Corporation.
iii)Our asset management business:
•Each underlying investment (whether held directly or within a perpetual affiliate) is typically funded on a standalone basis.
•Fund level borrowings are generally limited to subscription facilities backed by the capital commitments to the fund.
•Financial obligations have no recourse to the Corporation.
Our overall approach is to maintain appropriate levels of liquidity throughout the organization to fund operating, development and investment activities as well as unforeseen requirements.
A key element of our capital strategy is to maintain significant liquidity at the corporate level, primarily in the form of cash, financial assets and undrawn credit lines.
Within our perpetual affiliates and asset management business, we strive to:
•Ensure our perpetual affiliates can finance their operations on a standalone basis without recourse to or reliance on the Corporation.
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•Structure borrowings and other financial obligations associated with assets or portfolio companies to provide a stable capitalization at levels that are attractive to investors, are sustainable on a long-term basis and can withstand business cycles.
•Ensure the vast majority of this debt is at investment-grade levels; however, periodically, we may borrow at sub-investment grade levels in certain parts of our business where the borrowings are carefully structured and monitored.
•Provide recourse only to the specific businesses or assets being financed, without cross-collateralization or parental guarantees.
•Match the duration of our debt to the underlying leases or contracts and match the currency of our debt to that of the assets such that our remaining exposure is on the net equity of the investment.
Operating Capabilities
Synergies Across Strategies
We believe that separation of business activities achieves efficient capital structures and focused growth opportunities and collaboration achieves higher returns and better outcomes for all of our market leading businesses. The Corporation and its market leading businesses are strategically aligned for all of them to perform and deliver strong results for stakeholders.
The collaboration between the 2,500+ investment and asset management professionals in our asset management business and the approximately 200,000 operating employees located in over 30 countries on five continents, provides Brookfield with deep investment and operating expertise across several sectors and industries, global reach and unique access to proprietary investment opportunities. The complementary skillsets of our people position us to manage operational risk, achieve operating efficiencies and enhance returns.
Identify and Acquire High-Quality Assets
We follow a value-based approach to investing and allocating capital. We believe that our disciplined approach, global reach and our operating expertise enable us to identify a wide range of potential opportunities, and allow us to invest at attractive valuations and generate superior risk-adjusted returns. We also leverage our considerable expertise in executing recapitalizations, operational turnarounds and large development and capital projects, providing additional opportunities to deploy capital.
Secure Long-Term Financing
We finance our operations predominantly on a long-term investment-grade basis, and most of our capital consists of equity and standalone asset-by-asset financing with minimal recourse to other parts of the organization. We utilize relatively modest levels of corporate debt to provide operational flexibility and optimize returns. This provides us with considerable stability, improves our ability to withstand financial downturns and enables our management teams to focus on operations and other growth initiatives.
Enhance Value and Cash Flows Through Operating Expertise
Our strong, time-tested operating capabilities enable us to increase the value of the assets within our businesses and the cash flows they produce, and they help to protect capital in adverse conditions. Our operating expertise, development capabilities and effective financing can help ensure that an investment’s full value creation potential is realized, which we believe is one of our most important competitive advantages.
Realize Capital from Asset Sale or Refinancings
We actively monitor opportunities to sell or refinance assets to generate proceeds; in our limited life funds that capital is returned to investors, and in the case of our perpetual funds, we then redeploy the capital to enhance returns. In many cases, returning capital from private funds completes the investment process, locks in investor returns and gives rise to performance income.
Our Operating Cycle Leads to Value Creation
We create value from earning robust returns on our investments that compound over time and grow our fee-bearing capital. By generating value for our investors and shareholders, we increase fees and carried interest received in our asset management business, and grow cash flows that compound value in our invested capital.

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Risk Management
Our Approach

Focus on Risk Culture Maintain an effective risk culture that aligns our business strategy and activities with our risk appetite	Shared Execution Business and functional groups are primarily responsible for identifying and managing risks within their business	Oversight & Coordination Consistent approach and practices across business and functional groups, with coordinated management of common risks

Managing risk is an integral and critical part of our business. We have a well-established, proactive and disciplined risk management approach that is based on clear operating methods and a strong risk management culture. We ensure that we have the necessary capacity and resilience to respond to changing environments by evaluating both current and emerging risks. We adhere to a robust risk management framework and methodology that is designed to enable comprehensive and consistent management of risk across the organization. We use a thorough and integrated risk assessment process to identify and evaluate risk areas across the business, including human capital, climate change, liquidity, disruption, regulatory compliance and other strategic, financial, and operational risks. Management and mitigation approaches are tailored to the specific risk areas and executed by business and functional groups for their businesses and areas of responsibility, with appropriate coordination and oversight through monitoring and reporting processes.
Employees
We have over 2,500 investment professionals and approximately 200,000 operating employees in more than 30 countries around the world.

CODE OF BUSINESS CONDUCT AND ETHICS
We have a Code of Business Conduct and Ethics (the “Code”) that sets out the expected conduct of our directors, officers and employees, and those of the Corporation’s subsidiaries and controlled affiliates, in relation to honesty, integrity and compliance with all legal and regulatory requirements. The Corporation’s board of directors (the “Board of Directors” or “Board”) approved the Code on March 3, 2023. Copies of the Code are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, and may also be obtained on our website at www.brookfield.com under “Investors/Brookfield Corporation/Corporate Governance/Governance Documents.”
BUSINESS ENVIRONMENT AND RISKS
Our businesses continuously face certain micro- and macro-economic risks that could adversely impact our financial condition, results of operations and equity value. For information about risk factors related to the Corporation and its businesses, reference is made to the section entitled “Business Environment and Risks” on pages 104 to 128 of our MD&A, which pages are incorporated by reference in this Annual Information Form and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.
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ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”) MANAGEMENT
ESG at Brookfield
Our business philosophy is based on our conviction that acting responsibly toward our stakeholders is foundational to operating a productive, profitable and sustainable business, and that value creation and sustainable development are complementary goals. This view has been underpinned by what we have learned throughout our 100+ year heritage as an owner and operator of long-term assets, many of which form the backbone of the global economy. Our long-term focus lends itself to robust ESG programs throughout our businesses and underlying operations, which has always been a key priority for us.
While ESG principles have always been embedded in how we run our business, we formalized our approach with the publication of Brookfield’s ESG principles in 2016. In 2022, we developed a global ESG Policy incorporating our practices related to operationalizing our ESG principles. This document codifies our longstanding commitment to integrating ESG considerations into our decision-making and day-to-day asset management activities. This policy is reviewed annually and updated on an as-needed basis by senior executives at Brookfield as well as each of Brookfield’s business groups. Our ESG policy outlines our approach to ESG which is based on the following guiding principles:
Mitigate the impact of our operations on the environment:
•Strive to minimize the environmental impact of operations and improve our efficient use of resources over time.
•Support the goal of net-zero greenhouse gas (“GHG”) emissions by 2050 or sooner.
Ensure the well-being and safety of employees:
•Foster a positive work environment based on respect for human rights, valuing diversity, and having zero tolerance for workplace discrimination, violence or harassment.
•Operate with leading health and safety practices to support the goal of zero serious safety incidents.
Uphold strong governance practices:
•Operate to the highest ethical standards by conducting business activities in accordance with our Code of Conduct.
•Maintain strong stakeholder relationships through transparency and active engagement.
Be good corporate citizens:
•Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.
•Support philanthropy and volunteerism by our employees.
ESG Governance
Robust ESG programs throughout our businesses and underlying operations has always been a key priority. Brookfield understands that good governance is essential to sustainable business operations. Brookfield’s Board of Directors, through its Governance and Nominating Committee, has ultimate oversight of Brookfield’s ESG strategy and receives regular updates on the company’s ESG initiatives throughout the year.
Brookfield’s ESG programs are supported by senior executives and experts within our asset management business, who are charged with primary accountability for driving ESG initiatives based on business imperatives, industry developments and best practices. This model facilitates the ability to leverage Brookfield’s extensive industry and operational expertise and align our ESG priorities. In each case, our ESG initiatives are supported by asset management professionals from each of these constituencies.
ESG Integration into the Investment Process
During the initial due diligence phase of an investment, we proactively identify material ESG risks and opportunities relevant to the particular asset. We leverage our investment and operating expertise and utilize Brookfield’s ESG Due Diligence Guidelines which incorporate the engagement guide published by the Sustainability Accounting Standards Board (“SASB”) guidance. In 2022, we enhanced our ESG Due Diligence Guidelines with the addition of a comprehensive climate change risk assessment. We have also added a separate human rights and modern slavery risk assessment to our ESG Due Diligence Guidelines with the objective of mitigating the risks of modern slavery and human rights violations, including within supply chains. Where appropriate, we perform deeper due diligence, working with internal experts and third-party advisors as needed.
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All investments made by Brookfield must be approved by the applicable investment committee, which makes its decision based on a set of guidelines. To facilitate this, investment teams outline for the committee all material information concerning the investment, including (among other things) the merits of the transaction and material risks, mitigants and opportunities for improvement, which include opportunities and risks relating to bribery and corruption risks, health and safety risks, and environmental, social, and other ESG considerations.
As part of each acquisition, investment teams create a tailored integration plan that includes, among other things, material ESG-related matters for review or execution. Brookfield looks to advance ESG initiatives and improve ESG performance to drive long-term value creation, as well as to manage any associated risks. We have witnessed and continue to see a strong correlation between managing these considerations and enhancing investment returns. It is the responsibility of the management teams within each portfolio company to manage ESG risks and opportunities through the investment’s life cycle, supported by the applicable investment team. The combination of having local accountability and expertise in tandem with Brookfield’s investment and operating capabilities is important when managing a wide range of asset types across jurisdictions.
When preparing an asset for divestiture, we create robust business plans outlining potential value creation deriving from several different factors, including ESG considerations. We also prepare both qualitative and quantitative data that summarize the ESG performance of the investment and provide a holistic understanding of how Brookfield has managed the investment.
Below is a summary of some of the ESG initiatives that we undertook in 2022. For additional information, please refer to Brookfield’s latest ESG report.
Environmental
Climate change mitigation and adaptation continues to be a key area of focus and Brookfield has made progress in a number of areas.
TCFD Alignment
Since becoming supporters of the Task Force on Climate-related Financial Disclosures (“TCFD”) in 2021, Brookfield has made progress on aligning with the TCFD’s recommended disclosures. Over the last year, we completed a climate risk management review to better understand the physical and transition risk and opportunities profile across our businesses. We are leveraging those results to identify improvement opportunities in approaching climate change mitigation and adaptation and continue to work to integrate those considerations into Brookfield’s asset management business, as well as its operating businesses and portfolio companies. Brookfield’s climate risk management methodology is aligned with the TCFD’s recommendations, and we are working towards publishing our inaugural 2022 TCFD report in the first half of 2023.
Commitment to Net Zero
Brookfield has become a signatory to the Net Zero Asset Managers initiative (“NZAM”), to further our commitment to support the transition to a net zero carbon economy. NZAM is a group of international asset managers committed to supporting the goal of net zero GHG emissions by 2050 or sooner. To fulfill this commitment, our asset management business is commencing to take account of emissions, prioritize emissions reductions across Brookfield’s businesses, and work towards publishing disclosures in line with the recommendations of the TCFD.
In 2022, we submitted our 2030 net zero interim target, setting out our commitment to reduce emissions by two- thirds by 2030 across $147 billion (approximately one-third) of our assets under management from a 2020 base-line year.1
An integral part of Brookfield’s net zero commitment is the allocation of capital towards climate solutions. Our interim emissions target is comprised of assets across our businesses, including real estate, infrastructure, private equity, and renewable power and transition. In setting our interim target, we focused on investments where:
i.We have control and therefore sufficient influence over the outcomes;
ii.We could identify and implement actionable initiatives in the near term, and;
iii.We assessed it to be value accretive to do so over the life of the investment.
Our intention is to increase the proportion of assets to be managed in line with net zero annually or as frequently as possible, consistent with our ambition to reach 100% over time. Our net-zero interim target includes Scope 1 and 2 emissions of Brookfield's portfolio companies or otherwise the majority of “financed emissions”.2
1     Expressed as a percentage of total AUM excluding Oaktree Capital Management
2     Excludes Scope 3 emissions in investments where Brookfield does not have control
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To support our progress towards achieving our net-zero ambition, our focus over the past year has been on building teams and devoting additional resources to facilitate the development of credible decarbonization plans across all assets under management. In undertaking this work, we will focus our net-zero efforts on investments where we have the best opportunity to achieve measurable positive outcomes.
In addition to the work that we are undertaking with our existing assets, we recently launched BGTF, which is the largest of its kind in the world with $15 billion dedicated to accelerating the global transition to net zero. BGTF is an important component of our net-zero strategy and will pursue opportunities only where we can make measurable positive impact, including through the development of additional clean power capacity or decarbonizing carbon-intensive businesses.
Social
Diversity, Equity and Inclusion
We recognize that our success depends upon the quality, capabilities and commitment of our people across our businesses. Developing our over 2,500 investment and asset management employees and ensuring their continued engagement is therefore one of our top priorities. We aim to create an environment that is built on strong relationships and conducive to developing our workforce, and where individuals from diverse backgrounds can thrive. In 2022, we continued to work on ensuring that our talent attraction and retention efforts and our diversity, equity and inclusion efforts are in line with best practices.
Our approach to diversity, equity and inclusion has been deliberate and is integrated into our human capital development processes and initiatives. Having a diverse workforce reinforces our culture of collaboration and strengthens our ability to develop team members and maintain an engaged workforce. We seek to foster a diverse and inclusive workplace by ensuring leaders understand their role in creating an inclusive environment and by maintaining a focus on disciplined talent management processes that seek to mitigate the impact of unconscious bias. We believe that these priorities are foundational to our success in enhancing diversity and inclusion within the workplace, where career advancement is directly tied to performance and to alignment with our values of making decisions with intense collaboration and a long-term focus.
Occupational Health and Safety
Occupational health and safety continues to be integral to how we manage our businesses. As health and safety risk varies across industries, sectors, and the nature of operations, we emphasize the importance of our operating businesses having direct accountability and responsibility for managing and reporting risks within their operations, with Brookfield providing support and strategic oversight at the business’ board (or similarly situated governance body.) For details on our health and safety framework, as it relates to our operating businesses, please refer to Brookfield’s latest ESG report.
Human Rights and Modern Slavery
Brookfield is committed to conducting our business in an ethical and responsible manner. We continue to work to identify and prevent potential human rights and modern slavery violations within our business environment, including supply chains, and we look for ways to support the promotion of human rights. Our approach to addressing human rights, including modern slavery, is designed to be commensurate with the risks we face, which vary based on jurisdiction, industry and sector. Brookfield has a modern slavery and human trafficking policy that provides guidance on measures to prevent and detect modern slavery. In addition, we have several other policies and procedures that provide guidance on the identification of human rights and modern slavery risks and the steps to be taken to mitigate these risks. These include our Code of Conduct, Vendor Management Guidelines, including the Vendor Code of Conduct, ESG Due Diligence Guidelines, Anti-Bribery and Corruption Policy, Anti-Money Laundering and Trade Sanctions Policy and Whistleblowing Policy. Our portfolio companies’ senior management teams are each responsible for identifying and managing the human rights risks, including modern slavery, for their individual businesses.
All employees receive modern slavery training as part of the onboarding process and access ongoing training, as necessary. Additional training relevant to applicable regions and role, particularly in higher-risk functions such as procurement is provided. We also encourage employees, suppliers and business partners to report concerns in accordance with our Whistleblowing Policy.
We are cognizant of the fact that the risks of human rights, modern slavery and human trafficking are complex and evolving, and we will continue to work on addressing these risks in our business.

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Governance
We recognize that strong governance is essential to sustainable business operations, and we aim to conduct our business according to the highest ethical and legal standards.
Stewardship and Engagement
Brookfield is one of the largest owners and operators of real assets globally. In managing our assets, we utilize our active asset management approach to collaborate directly with our portfolio companies to facilitate the implementation of sound ESG practices that are essential for resilient businesses, while creating long-term value for our investors and stakeholders.
In addition, Brookfield utilizes its Proxy Voting Guidelines to ensure that we are voting proxies in our investors’ best interests, in accordance with any applicable proxy voting agreements and consistent with the investment mandate. While our public securities holdings are modest relative to our assets under management, we considered it important to formally record the variety of ESG factors that we assess in determining whether voting a proxy is in the client’s best interests, including gender equality, board diversity, ecology and sustainability, climate change, ethics, human rights, and data security and privacy. As part of our Proxy Voting Guidelines, Brookfield has created a Proxy Voting Committee that comprises senior executives across Brookfield and oversees proxy voting across our holdings. These guidelines also uphold our strong commitment to ESG practices, and our stance concerning climate risk, human rights, and diversity, equity and inclusion.
ESG Regulation
We aim to uphold strong governance practices, and we actively monitor proposed and evolving ESG legislation, regulation and market practices in all jurisdictions in which we operate. This includes, for example, the EU Sustainable Finance Disclosure Regulation and EU Taxonomy Regulation as well as the newly announced International Sustainability Standards Board. We seek to continuously improve and refine our processes by actively participating in the development and implementation of new industry standards and best practices.
Data Privacy and Cybersecurity
Data privacy and cybersecurity remain key ESG focus areas for us. In 2022, we undertook initiatives to further enhance our data protection and threat-intelligence capabilities, and we worked on improving our processes for third-party risk management. We review and update our cybersecurity program annually and conduct regular external-party assessments of our program maturity based on the NIST Cybersecurity Framework. Finally, in addition to continued mandatory cybersecurity education for all employees, we enhanced our phishing simulations to include more advanced simulations and social engineering.
ESG Affiliations and Partnerships
Finally, we continue to align our business practices with frameworks for responsible investing and are an active participant in industry forums and other organizations. We are a signatory to the United Nations-supported Principles for Responsible Investment (“PRI”), which demonstrates our ongoing commitment to responsible investment and ESG best practices. As a participant in organizations like the PRI, the TCFD and NZAM, we are committed to ongoing engagement and stewardship and the promotion of leading ESG practices—both with our portfolio companies and with the broader asset management industry—that are designed to enhance the value of our assets and businesses. In addition, through our membership in these organizations and other industry forums, we remain actively involved in discussions aimed at advancing ESG awareness across private and public markets and enhance our reporting and protocols in line with evolving best practices.
CORPORATE GOVERNANCE PRACTICES
On behalf of all stakeholders, the Board of Directors and management of the Corporation are committed to excellence in corporate governance at all levels of the organization. We believe the Corporation’s directors are well equipped to represent the interests of the Corporation and its stakeholders, with an independent chair leading a board that features global business experience, diversity and proven governance skills. We continually strive to ensure that we have sound governance practices to maintain investor confidence. We constantly review our approach to governance in relation to evolving legislation, guidelines and best practices. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators.
Our Board of Directors believes that communication with shareholders is a critical element of good governance and the Board encourages all shareholders to express their views, including by way of an advisory shareholder resolution on executive compensation which is voted on annually by holders of Class A Shares.
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The Corporation outlines its commitment to good governance in the Statement of Corporate Governance Practices (the “Statement”) that is published each year in the Corporation’s Management Information Circular (the “Circular”) and mailed to shareholders who request it. The Statement is also available on our website, www.brookfield.com, at “Investors/Brookfield Corporation/Corporate Governance/Governance Documents.”
Shareholders can also access the following documents that outline our approach to governance on our website: the Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s four Standing Committees (Audit, Governance and Nominating, Management Resources and Compensation and Risk Management), Board Position Descriptions, our Corporate Disclosure Policy and our Code.
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DIRECTORS AND OFFICERS
Directors of the Corporation
The Corporation’s directors are elected annually and hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. As of the date of this Annual Information Form, the Board is comprised of the directors set forth below. Certain principal information for each of the current directors is included. Each director has been appointed to serve until the Annual Meeting of Shareholders to be held on June 9, 2023 or until his or her successor is elected or appointed.
Directors

Name	Director Since	Principal Occupation

M. ELYSE ALLAN (1) (5)	2015	Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Company, a global digital industrial company
JEFFREY M. BLIDNER	2013	Vice Chair, Brookfield Corporation
ANGELA F. BRALY (1) (2)	2015	Former Chair of the Board, President and Chief Executive Officer of WellPoint, Inc. (now known as Elevance Health, Inc.), a health benefits company
JACK L. COCKWELL	1979	Chair, Brookfield Partners Foundation
BRUCE FLATT	2001	Chief Executive Officer, Brookfield Corporation and Brookfield Asset Management Ltd.
JANICE FUKAKUSA (1) (2)	2020	Former Chief Administrative Officer and Chief Financial Officer of Royal Bank of Canada, a Canadian multinational financial service company
MAUREEN KEMPSTON DARKES (1) (4) (5)	2008	Former President, Latin America, Africa and Middle East, General Motors Corporation, a motor vehicle manufacturer
BRIAN D. LAWSON	2018	Vice Chair, Brookfield Corporation
HOWARD S. MARKS	2020	Co-Chair of Oaktree Capital Group, LLC
THE HON. FRANK J. MCKENNA (1) (3)	2006	Chair, Brookfield Corporation and Deputy Chair, TD Bank Group, a financial institution
RAFAEL MIRANDA (1) (2)(4)	2017	Former Chief Executive Officer of Endesa, S.A., the largest electric utility company in Spain
LORD O’DONNELL	2013	Chair of Frontier Economics Limited, a microeconomics consultancy, and a senior advisor to Brookfield in Europe
HUTHAM S. OLAYAN (1) (5)	2021	Chair of The Olayan Group, former President and CEO of Olayan America, a private international investor
SEEK NGEE HUAT (1) (3)	2012	Former President of GIC Real Estate Pte Ltd. and former Chair of Global Logistic Properties Ltd. and Chair of GLP IM Holdings Limited
DIANA L. TAYLOR (1) (3) (4)	2012	Former Vice Chair, Solera Capital LLC, a mid-market private equity firm

(1) Independent Director (2) Member of the Audit Committee (3) Member of the Governance and Nominating Committee		(4) Member of the Management Resources and Compensation Committee (5) Member of the Risk Management Committee
Elyse Allan, Jeffrey Blidner, Jack L. Cockwell, Janice Fukakusa and Brian D. Lawson principally live in Toronto, Canada. Angela Braly principally lives in Marco Island, U.S.A and Indianapolis, U.S.A. Frank McKenna principally lives in Toronto, Canada and Cap-Pelé, Canada. Rafael Miranda principally lives in Madrid, Spain. Seek Ngee Huat principally lives in Singapore. Diana Taylor, Howard Marks and Hutham Olayan principally live in New York, U.S.A. Bruce Flatt principally lives in New York, U.S.A., London, U.K., and Dubai, U.A.E. Maureen Kempston Darkes principally lives in Lauderdale-by-the-Sea, U.S.A. and Toronto, Canada. Lord O’Donnell principally lives in London, U.K.
Each of the directors has had the principal occupation referred to opposite his or her name during the past five years, except Mr. Lawson who, prior to his appointment in 2020 as Vice Chair, was Chief Financial Officer of the Corporation.

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Executive Officers of the Corporation
The names of the executive officers of the Corporation as at March 3, 2023, their current offices and their dates of appointment are shown in the following table:
Executive Officers

Name	Current Office	Date of Appointment

BRUCE FLATT	Chief Executive Officer	2002
NICHOLAS H. GOODMAN	President and Chief Financial Officer	2022

Nicholas H. Goodman principally lives in Toronto, Canada.
Each of the executive officers has had the principal occupation referred to opposite his name during the past five years, except Mr. Goodman, who prior to his appointment in August 2022 as President, was Chief Financial Officer and a Managing Partner of the Corporation and prior to that was Chief Financial Officer of Brookfield Renewable Partners.
Brookfield Share Ownership of Directors and Executive Officers
For over 50 years, executives of the Corporation have held a substantial portion of their investment in Class A Shares, as well as stewardship of the Class B Shares, in partnership with one another. This Partnership, whose members include both current and former senior executives of the Corporation (each, a “Partner” and collectively, the “Partners”), has been and continues to be instrumental in ensuring orderly management succession while fostering a culture of strong governance and mutual respect, a commitment to collective excellence and achievement, and a focus on long-term value creation for all stakeholders.
We believe that the Partnership promotes decision-making that is entrepreneurial, aligned with the long-term interests of the Corporation, and collaborative. The financial strength and sustainability of the Partnership is underpinned by a consistent focus on renewal – longstanding members mentoring new generations of leaders and financially supporting their admission as partners. This is a critical component to preserving the Corporation’s culture and vision.
Over several decades, and through economic downturns and financial disruptions, the Partnership has proven itself resolutely focused on the long-term success of the Corporation for the benefit of all stakeholders. This long-term focus is considered critical to the sustainability of the Corporation’s asset management franchise.
The Partners collectively own interests in approximately 300 million Class A Shares and Exchangeable Class A Shares, (on a fully diluted basis). These economic interests consist primarily of (i) the direct ownership of Class A Shares, as well as indirect ownership (such as Class A Shares that are held through holding companies and by foundations), by the Partners on an individual basis; and (ii) the Partners’ proportionate beneficial interests in Class A Shares held by investment entities named Partners Limited and Partners Value Investments LP (“PVI”).
Partners Limited and its affiliates are private corporations (initially formed in 1995), which are owned by over 50 individual Partners. PVI is a limited partnership, the common units of which are owned approximately 58% by Partners Limited and approximately 30% by individual Partners; PVI owns approximately 130 million Class A Shares.
The Corporation’s Class B Shares are held by the BAM Partners Trust (“BAM Partnership”), a group of longstanding senior leaders, who have been designated to oversee the stewardship of the Class B Shares and who hold both the beneficial interests in the BAM Partnership and the beneficial voting interests in its sole trustee.
As at March 3, 2023, directors and executive officers of the Corporation collectively owned, or controlled or directed, directly or indirectly, approximately 138 million Class A Shares, representing approximately 8.4% of the Corporation’s issued and outstanding shares of this class. This includes shares held by directors and executive officers of the Corporation pursuant to their pro rata interests beneficially through Partners Limited and Partners Value Investments LP, the Corporation’s escrowed share program and any other securities that are exchangeable into Class A Shares of the Corporation.

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In terms of ownership in the Corporation’s subsidiaries, as at March 3, 2023, directors and executive officers of the Corporation collectively owned, or controlled or directed, directly or indirectly, 578,008 limited partnership units of BBU, 275,259 BBUC Class A exchangeable shares, 342,813 limited partnership units of BIP, 24,351 BIPC Class A exchangeable shares, 33,893 limited partnership units of BEP, and 8,474 BEPC Class A exchangeable shares, representing less than 1.0% of the issued and outstanding securities of each of these classes, respectively.

MARKET FOR SECURITIES
The Corporation’s publicly traded securities that are currently issued and outstanding as of the date of this Annual Information Form are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange
Class A Shares	BN	New York
	BN	Toronto
Class A Preference Shares
Series 2	BN.PR.B	Toronto
Series 4	BN.PR.C	Toronto
Series 13	BN.PR.K	Toronto
Series 17	BN.PR.M	Toronto
Series 18	BN.PR.N	Toronto
Series 24	BN.PR.R	Toronto
Series 26	BN.PR.T	Toronto
Series 28	BN.PR.X	Toronto
Series 30	BN.PR.Z	Toronto
Series 32	BN.PF.A	Toronto
Series 34	BN.PF.B	Toronto
Series 36	BN.PF.C	Toronto
Series 37	BN.PF.D	Toronto
Series 38	BN.PF.E	Toronto
Series 40	BN.PF.F	Toronto
Series 42	BN.PF.G	Toronto
Series 44	BN.PF.H	Toronto
Series 46	BN.PF.I	Toronto
Series 48	BN.PF.J	Toronto
Series 51	BN.PF.K	Toronto
Series 52	BN.PF.L	Toronto
Information on the monthly trading prices and volumes for the Corporation’s publicly traded securities that were outstanding at any time during 2022 is set out in Appendix A to this Annual Information Form.

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RATINGS AND LIQUIDITY
The credit ratings for the Corporation’s securities as at the date of this Annual Information Form are as follows:

	Standard & Poor’s	Fitch	Moody’s	DBRS
Commercial paper	A-1[1]	F2	P-2	R-1 (low)
Senior notes and debentures	A-	A-	A3	A (low)
Subordinated notes	BBB	BBB	Baa2	BBB
Preferred shares	BBB[2]	BBB	Not rated	Pfd-2 (low)
Outlook	Stable	Stable	Stable	Stable
Credit ratings are important to the Corporation’s borrowing costs and ability to raise funds. A ratings downgrade could potentially result in adverse consequences by reducing the Corporation’s access to the capital markets and increasing its borrowing costs. The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, insurance coverage and, in limited circumstances, ratings levels. These covenants may limit our operational flexibility, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we have satisfied our payment obligations.
Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each of the Corporation’s commercial paper, senior notes and debentures, subordinated notes and preferred shares are rated by S&P Global Ratings (“S&P”), and by Fitch Ratings, Inc. (“Fitch”), and DBRS Limited (“DBRS”) and its commercial paper, senior notes and debentures, and subordinated notes are rated by Moody’s Investors Service, Inc. (“Moody’s”).
The Corporation has paid customary ratings fees to S&P, Fitch, Moody’s and DBRS in connection with some or all of the above-mentioned ratings. In addition, the Corporation has made customary payments in respect of certain other services provided to the Corporation by each of S&P, Fitch, Moody’s and DBRS during the last two years.
The ratings discussed herein for the Corporation’s securities are not a recommendation to purchase, hold or sell the Corporation’s securities and do not comment as to the appropriateness of their respective market prices or suitability for a particular investor. There can be no assurance that the ratings discussed herein will remain in effect for any given period of time or that the ratings will not be revised or withdrawn in their entirety by any or all of S&P, Fitch, Moody’s, or DBRS, at any time if, in their sole discretion, circumstances so warrant.
The investment ratings of our publicly traded subsidiaries are presented in the respective public disclosures of these subsidiaries, which are available on SEDAR at www.sedar.com and/or EDGAR at www.sec.gov/edgar.
The following is a brief description of each rating agency’s rating scales.
S&P
S&P has different rating scales for short-term debt, long-term debt and preferred shares. S&P rates commercial paper, senior notes and debentures, subordinated notes and preferred shares with ratings of “AAA,”, which represent the highest rating, to “C” which represents the lowest, with “D” for issues in payment default. To show relative rankings within these rating categories, S&P may modify them by the addition of a plus “(+)” or minus “(-)”.
S&P further modifies its ratings by indicating the stability and future direction of an assigned rating with terms such as “stable,” “positive,” “negative” and “developing.” A rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). An outlook is not necessarily a precursor of a rating change or future CreditWatch3 action.

1    The Corporation’s commercial paper is rated A-1 (Mid) based on S&P’s Canadian National Scale, which corresponds to a rating of A-1 using S&P’s global scale.
2    The Corporation’s preferred shares are rated P-2 based on S&P’s Canadian National Scale, which corresponds to a rating of BBB using S&P’s global scale.
3    CreditWatch highlights the potential direction of a short- or long-term rating. It focuses on identifiable events and short-term trends that may cause ratings to be placed under special surveillance by S&P.
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S&P also provides national scale credit ratings which are an opinion of an obligor’s creditworthiness or overall capacity to meet specific financial obligations, relative to other issuers and issues in a given country or region. The Canadian National Scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian National Scale.
S&P short-term ratings indicate the creditworthiness of an obligor with respect to its short-term obligations. The Corporation has a U.S. commercial paper program and a Canadian commercial paper program. The A-1 rating, based on S&P’s global scale, is assigned to the Corporation’s commercial paper. A short-term obligation rated A-1 is rated in the highest category by S&P. The obligor’s capacity to meet its financial commitment on the obligation is strong. An A-1 rating is the highest of the six categories on the short-term global scale. A Canadian commercial paper rating is a forward-looking opinion about the capacity of an obligor to meet financial commitments associated with a specific commercial paper program relative to the debt servicing and repayment capacity of other obligors active in the Canadian domestic financial markets with respect to their own financial obligations. S&P has rated the Corporation’s commercial paper as A-1 (Mid) based on the Canadian National Scale for commercial paper, which is the equivalent of an A-1 rating on S&P’s global scale. An A-1 (Mid) rating is the second highest of the eight categories on the Canadian National Scale for commercial paper.
S&P long-term issue credit ratings are based on the following considerations: likelihood of payment capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation; nature of and provisions of the financial obligation; and protection afforded by, and relative position of, the financial obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. The A- rating is assigned to the Corporation’s senior unsecured debt. An obligation rated A- is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong. A- is the lowest sub-category within the third highest rating of the ten standard categories of ratings on S&P’s long-term rating issuer credit rating scale.
The Corporation’s subordinated notes have been assigned a BBB rating. An obligation rated BBB has adequate capacity to meet financial commitments, however, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation. BBB is the second sub-category out of three within the fourth highest rating of the ten standard categories of ratings on S&P’s long-term rating issuer credit rating scale.
An S&P preferred share rating on the Canadian National Scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market relative to preferred shares issued by other issuers in the Canadian market. The Corporation’s preferred shares have been assigned a rating of P-2 on S&P’s Canadian National Scale for preferred shares. The P-2 rating category is the second highest of the eight categories on the Canadian preferred share scale. Based on S&P’s global scale, the Corporation’s preferred shares are rated BBB, which corresponds to a rating of P-2 on the Canadian National Scale for preferred shares. BBB is the middle sub-category within the third highest rating of the nine standard categories of ratings on S&P’s global scale for preferred shares. According to the S&P rating system, securities rated P-2 exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitment on the obligation.
Fitch
Fitch’s credit ratings relating to issuers are an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Credit ratings relating to securities and obligations of an issuer can include a recovery expectation. Credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. The agency’s credit ratings cover the global spectrum of corporate, sovereign financial, bank, insurance, and public finance entities (including supranational and sub-national entities) and the securities or other obligations they issue, as well as structured finance securities backed by receivables or other financial assets.
A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short term ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations.
The F2 rating assigned to the Corporation’s commercial paper indicates that the Corporation has good intrinsic capacity for timely payment of financial commitments. An F2 rating is the second highest of the five categories on Fitch’s short-term rating scale.
Fitch rates long-term obligations with ratings of “AAA”, which represents the highest rating, to “C”, which represents the lowest with “RD” and “D” for issues in payment default. To show relative rankings within these categories, Fitch may modify them by the addition of a plus “(+)” or minus “(-)”. Fitch rates short-term obligations with ratings of “F1”, which represents the highest rating, to
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“C”, which represents the lowest with “RD” and “D” for issues in payment default. Fitch modifies its ratings by indicating the outlook of an assigned rating with terms such as “stable,” “positive,” “evolving” and “negative.”
The A- rating assigned to the Corporation’s senior unsecured debt denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings. The minus “(-)” modifier is the lowest sub-category within the third highest rating of the nine standard categories of ratings on Fitch’s long-term rating scale.
The BBB rating assigned to the Corporation’s subordinated notes indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The absence of a modifier denotes that it is in the second sub-category out of three within the fourth highest rating of the nine standard categories of ratings on Fitch’s long-term rating scale.
Moody’s
Moody’s has different rating scales for short-term debt, long-term debt and preferred shares. Ratings assigned by Moody’s, based on its global long-term and short-term rating scales, are forward-looking opinions of the relative credit risks of financial obligations issued by a company. Moody’s also provides rating outlook designations which is an opinion regarding the likely rating direction over the medium term. A “Stable” outlook indicates a low likelihood of a rating change over the medium term.
Moody’s rates commercial paper and long-term obligations with ratings of “P-1” and “Aaa”, respectively, which represent the highest ratings, to “NP” and “C”, respectively, which represent the lowest. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
Moody’s short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The P-2 Stable rating assigned to the Corporation’s commercial paper indicates that the Corporation has a strong ability to repay its short-term debt obligations. A P-2 rating is the second highest of the four categories on Moody’s short-term rating scale.
Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one-year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The A3 Stable rating assigned to the Corporation’s senior unsecured debt indicates that they are subject to low credit risk and are considered upper-medium-grade. A3 is the lowest sub-category within the third highest rating of the nine standard categories of ratings on Moody’s long-term rating scale.
The Baa2 Stable rating assigned to the Corporation’s subordinated notes indicates that they are subject to moderate credit risk and are considered medium-grade, and as such, may possess certain speculative characteristics. Baa2 is the second highest sub-category within the fourth highest rating of the nine standard categories of ratings on Moody’s long-term rating scale.
DBRS
DBRS has different rating scales for short-term debt, long-term debt and preferred shares. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.
The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)” and “(low).” The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The R-1 (low) rating assigned to the Corporation’s commercial paper indicates good credit quality and that the Corporation’s capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favourable as higher rating categories and may be vulnerable to future events, but qualifying negative factors are considered manageable. An R-1 (low) rating is the third highest of the ten categories on the short-term debt rating scale.
The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The A (low) rating assigned to the Corporation’s senior notes and debentures indicate they are of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. The obligor may be vulnerable to future events, but qualifying negative factors are considered manageable. A (low) is the lowest sub-category within the third highest rating of the ten standard categories of ratings utilized by DBRS on its long-term rating scale.
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The BBB assigned to the Corporation’s subordinated notes indicate adequate credit quality. The capacity for the payment of future obligations is considered acceptable but two levels lower than A (low). Like the senior notes and debenture, the obligor may be vulnerable to future events, but qualifying negative factors are considered manageable. BBB is the sub-category in the middle of the fourth highest rating of the ten standard categories of ratings utilized by DBRS on its long-term rating scale. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.
The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Each rating category is denoted by the subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The Pfd-2 (low) rating assigned to the Corporation’s preferred shares indicates that the preferred shares are generally of good credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. Generally, Pfd-2 ratings correspond with companies whose senior bonds are rated in the A category. Pfd-2 (low) is the lowest sub-category within the second highest rating of the six standard categories of ratings on DBRS’s preferred share rating scale.
Rating trends provide guidance in respect of DBRS’s opinion regarding outlook for the rating in question. The “Stable” rating trend indicates a lower likelihood that the rating could change in the future than would be the case if the rating trend was positive or negative.
DIVIDENDS AND DIVIDEND POLICY
Class A Shares and Class B Shares
The declaration and payment of dividends on the Corporation’s Class A Shares and Class B Shares are at the discretion of the Board. Dividends on the Class A Shares and Class B Shares are paid quarterly, at the end of March, June, September and December of each year. The Board supports a stable and consistent dividend policy and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share. Special dividends may also be declared from time to time to implement corporate strategic initiatives.
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in the U.S. or Canada to receive their dividends in the form of newly issued Class A Shares.
Registered shareholders of Class A Shares who are resident in the U.S. may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the NYSE based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date1 on which at least one board lot of Class A Shares has traded, as reported by the NYSE (the “NYSE VWAP”).
Registered shareholders of Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average daily exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in the U.S. or Canada to increase their investment in the Corporation free of commissions.
Preferred Shares
The declaration and payment of dividends on the Corporation’s preferred shares are at the discretion of the Board. Dividends on the Corporation’s Class A Preference Shares, Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30, 32, 34, 36, 37, 38, 40, 42, 44, 46 and 48 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Corporation’s Class A Preference Shares, Series 51 are paid on the 12th day of each month. Dividends on the Corporation’s Class A Preference Shares, Series 52 are paid on the first day of February, May, August and November of each year. Dividends on the Corporation’s preferred shares are currently declared in Canadian dollars. Additional information on the dividends payable on the Corporation’s currently issued and outstanding preferred shares can be found in Appendix B to this Annual Information Form.
The following table summarizes the dividends paid per share for each of the three years ended December 31, 2022, 2021 and 2020, on each class and series of securities of the Corporation that was outstanding during 2022, all expressed in U.S. dollars.
1    “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.
38    Brookfield Corporation - 2022 Annual Information Form

	Distribution per Security
	2022	2021	2020
Per Class A Share and Class B Share (a)
Regular	$0.56	$0.52	$0.48
Special (b)	8.00	0.36	—

Per Class A Preference Share (c)
Series 2	0.51	0.34	0.38
Series 4	0.51	0.34	0.38
Series 8 (d)	0.75	0.47	0.54
Series 9 (d)	0.58	0.55	0.51
Series 13	0.51	0.34	0.38
Series 15	0.45	0.12	0.24
Series 17	0.91	0.95	0.89
Series 18	0.91	0.95	0.89
Series 24	0.62	0.62	0.56
Series 25 (e)	—	0.24	0.60
Series 26	0.72	0.69	0.65
Series 28	0.70	0.54	0.51
Series 30	0.90	0.93	0.87
Series 32	0.97	1.01	0.94
Series 34	0.85	0.89	0.83
Series 36	0.93	0.97	0.90
Series 37	0.94	0.98	0.91
Series 38	0.69	0.71	0.70
Series 40	0.77	0.80	0.75
Series 42	0.63	0.71	0.72
Series 44	0.96	1.00	0.93
Series 46	1.01	0.96	0.90
Series 48	0.91	0.95	0.89
Series 51 (f)	—	—	—
Series 52 (f)	—	—	—
(a) Distribution per Class A Share and Class B Share prior to and including April 1, 2020 has been adjusted to reflect the three-for-two stock split of the Corporation’s Class A Shares and Class B Shares effective April 1, 2020.
(b) Distribution of one Class A and one Class B share of Brookfield Asset Management Ltd. for every four Corporation Class A Shares and Corporation Class B Shares held as of the close of business of December 2, 2022, valued based on the share price of $32.00 per share of Brookfield Asset Management Ltd. on the date of the special distribution of the asset management business. Distribution of one Class A exchangeable limited voting share of Brookfield Asset Management Reinsurance Partners Ltd. (now Brookfield Reinsurance Ltd.) for every 145 Class A shares and Class B shares held as of the close of business of June 18, 2021.
(c) The dividends on these preferred shares are declared in Canadian dollars and are expressed in this table in US$ using the quarterly average Bloomberg mid-market exchange rate.
(d) All issued and outstanding Class A Preference Shares, Series 8 and Series 9 were cancelled pursuant to the Brookfield Arrangement.
(e) Series 25 was converted into Series 24 as of June 30, 2021.
(f) The Class A Preference Shares, Series 51 and Series 52 were issued pursuant to the Brookfield Arrangement.

Information relating to the dividends and dividend policies of the Corporation’s publicly traded subsidiaries can be found in the disclosure documents of these subsidiaries, which are publicly available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

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DESCRIPTION OF CAPITAL STRUCTURE
The following is a summary of the components of the Corporation’s share capital. Additional summary information on the terms and conditions attached to or affecting each class of the Corporation’s authorized securities is contained in Appendix B to this Annual Information Form. Reference should also be made to the articles of the Corporation for a complete description of all terms and conditions of our share capital. These articles can be found on our website at www.brookfield.com at “Investors/Brookfield Corporation/Corporate Governance” and are filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.
As at March 3, 2023, the Corporation’s authorized share capital consists of:
a)    an unlimited number of preference shares designated as Class A Preference Shares, issuable in series:
•the second series, which consists of 10,220,175 Class A Preference Shares, Series 2;
•the fourth series, which consists of 3,983,910 Class A Preference Shares, Series 4;
•the sixth series, which consists of 111,633 Class A Preference Shares, Series 6;
•the thirteenth series, which consists of 8,792,596 Class A Preference Shares, Series 13;
•the seventeenth series, which consists of 7,840,204 Class A Preference Shares, Series 17;
•the eighteenth series, which consists of 8,881,088 Class A Preference Shares, Series 18;
•the twenty-fourth series, which consists of 10,812,027 Class A Preference Shares, Series 24;
•the twenty-fifth series, which consists of 10,996,000 Class A Preference Shares, Series 25
•the twenty-sixth series, which consists of 9,770,928 Class A Preference Shares, Series 26;
•the twenty-seventh series, which consists of 10,000,000 Class A Preference Shares, Series 27;
•the twenty-eighth series, which consists of 9,723,927 Class A Preference Shares, Series 28;
•the twenty-ninth series, which consists of 9,890,000 Class A Preference Shares, Series 29;
•the thirtieth series, which consists of 9,787,090 Class A Preference Shares, Series 30;
•the thirty-first series, which consists of 10,000,000 Class A Preference Shares, Series 31;
•the thirty-second series, which consists of 11,750,299 Class A Preference Shares, Series 32;
•the thirty-third series, which consists of 12,000,000 Class A Preference Shares, Series 33;
•the thirty-fourth series, which consists of 9,876,735 Class A Preference Shares, Series 34;
•the thirty-fifth series, which consists of 10,000,000 Class A Preference Shares, Series 35;
•the thirty-sixth series, which consists of 7,842,909 Class A Preference Shares, Series 36;
•the thirty-seventh series, which consists of 7,830,091 Class A Preference Shares, Series 37;
•the thirty-eighth series, which consists of 7,906,132 Class A Preference Shares, Series 38;
•the thirty-ninth series, which consists of 8,000,000 Class A Preference Shares, Series 39;
•the fortieth series, which consists of 11,841,025 Class A Preference Shares, Series 40;
•the forty-first series, which consists of 12,000,000 Class A Preference Shares, Series 41;
•the forty-second series, which consists of 11,887,500 Class A Preference Shares, Series 42;
•the forty-third series, which consists of 12,000,000 Class A Preference Shares, Series 43;
•the forty-fourth series, which consists of 9,831,929 Class A Preference Shares, Series 44;
•the forty-fifth series, which consists of 10,000,000 Class A Preference Shares, Series 45;
•the forty-sixth series, which consists of 11,740,797 Class A Preference Shares, Series 46;
•the forty-seventh series, which consists of 12,000,000 Class A Preference Shares, Series 47;
•the forty-eighth series, which consists of 11,885,972 Class A Preference Shares, Series 48;
•the forty-ninth series, which consists of 12,000,000 Class A Preference Shares, Series 49;
•the fiftieth series, which consists of an unlimited number of Class A Preference Shares, Series 50;
•the fifty-first series, which consists of 4,500,000 Class A Preference Shares, Series 51; and
•the fifty-second series, which consists of 4,500,000 Class A Preference Shares, Series 52;
40    Brookfield Corporation. - 2022Annual Information Form

b)    an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, of which no series have been created or issued;
c)    an unlimited number of Class A Shares; and
d)    85,120 Class B Shares.
As at March 3, 2023, the following shares of the Corporation were issued and outstanding: 10,220,175 Class A Preference Shares, Series 2; 3,983,910 Class A Preference Shares, Series 4; 8,792,596 Class A Preference Shares, Series 13; 7,840,204 Class A Preference Shares, Series 17; 7,681,088 Class A Preference Shares, Series 18; 10,808,027 Class A Preference Shares, Series 24; 9,770,928 Class A Preference Shares, Series 26; 9,233,927 Class A Preference Shares, Series 28; 9,787,090 Class A Preference Shares, Series 30; 11,750,299 Class A Preference Shares, Series 32; 9,876,735 Class A Preference Shares, Series 34; 7,842,909 Class A Preference Shares, Series 36; 7,830,091 Class A Preference Shares, Series 37; 7,906,132 Class A Preference Shares, Series 38; 11,841,025 Class A Preference Shares, Series 40; 11,887,500 Class A Preference Shares, Series 42; 9,831,929 Class A Preference Shares, Series 44; 11,740,797 Class A Preference Shares, Series 46; 11,885,972 Class A Preference Shares, Series 48; 3,320,486 Class A Preference Shares, Series 51; 1,177,580 Class A Preference Shares, Series 52; 1,638,923,020 Class A Shares; and 85,120 Class B Shares.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Corporation is TSX Trust (formerly AST Trust Company (Canada)) at its principal office in Toronto, Ontario, Canada. TSX Trust maintains registers for the transfer of the Corporation’s publicly listed equity securities at its offices in Toronto, Ontario, in Montreal, Quebec and in Vancouver, British Columbia in Canada. The co-transfer agent of the Corporation in the U.S. is American Stock Transfer & Trust Company, LLC for transfers of Class A Shares, at its principal office in Brooklyn, New York.
MATERIAL CONTRACTS
The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Corporation or any of its predecessors within the most recently completed financial year, or was entered into before the most recently completed financial year and is still in effect, or which is proposed to be entered into:
•the Trust Agreement referred to under “Principal Holders of Voting Shares” on page 7 of the Corporation’s Circular filed on SEDAR on May 9, 2022 (the “2022 Circular”), which pages are incorporated by reference in this Annual Information Form, and
•the Tax Matters Agreement described below.
A copy of these documents have been filed on SEDAR as material contracts and are available at www.sedar.com.
Tax Matters Agreement
In connection with the Brookfield Arrangement, the Corporation, the Manager and the Asset Management Company entered into the tax matters agreement (the “Tax Matters Agreement”) that governs each parties’ respective rights, responsibilities and obligations with respect to allocation of tax liabilities, the preparation and filing of tax returns, the payment of taxes, the control of tax contests, and certain other matters regarding taxes.
Covenants
The Tax Matters Agreement contains certain customary covenants with respect to the filing of tax returns, payment of taxes, cooperation, assistance, document retention and certain other administration and procedural matters regarding taxes. In general, the Tax Matters Agreement provides that the party that is responsible for filing and making any tax payments under applicable law generally shall be the party primarily responsible for preparing and filing such tax returns. The Tax Matters Agreement also assigns responsibilities for administrative tax matters, such retention of records and the control and conduct of tax audits, examinations or other similar proceedings. The party responsible for preparing and filing a given tax return generally has authority to control tax contests related to any such tax return, subject to certain notice, assistance and cooperation provisions to the extent the resolution of such tax contest has the potential of impacting another party’s tax liability.
The Tax Matters Agreement also contains certain covenants that, for the period ending December 9, 2024, may prohibit, except in specific circumstances, the parties from taking or failing to take certain actions that could cause the preliminary transactions taken to reorganize the business of the Corporation undertaken to facilitate the Brookfield Arrangement (the “Pre-Arrangement
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Reorganization”), the Brookfield Arrangement or any transaction contemplated by the arrangement agreement dated September 23, 2022 among the Corporation, the Manager, the Asset Management Company and 2451634 Alberta Inc. entered into in connection with the Brookfield Arrangement, to be taxed in a manner that is inconsistent with the manner provided for in the Canadian and U.S. tax opinions delivered in connection with the Brookfield Arrangement. The foregoing restrictions may limit for a period of time the Corporation’s, the Manager’s and the entities conducting the asset management business’ ability to pursue certain strategic transactions or other transactions; however, are designed to preserve the intended Canadian and U.S. federal income tax treatment of the Brookfield Arrangement.
Indemnification
Pursuant to the Tax Matters Agreement, the parties each agree to indemnify and hold harmless the other parties and their representatives against any losses suffered or incurred by the others as a result of or in connection with a breach of any covenant made by the indemnifying party under the Tax Matters Agreement.
INTERESTS OF EXPERTS
Deloitte LLP, the Corporation’s Independent Registered Public Accounting Firm, is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States). The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario, M5H 0A9.
AUDIT COMMITTEE INFORMATION
Responsibilities of the Audit Committee
The Board has established an Audit Committee (the “Audit Committee”) with the responsibility for monitoring the Corporation’s systems and procedures for financial reporting and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Corporation’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the Board. The current Charter of the Audit Committee is set out in full in Appendix C to this Annual Information Form.
Composition of the Audit Committee
As at the date of this Annual Information Form, the Audit Committee is comprised of the following three directors: Angela F. Braly; Rafael Miranda and Janice Fukakusa, who is the Audit Committee’s chair. The Board has determined that all of these directors are independent and financially literate, and that Ms. Fukakusa is qualified as a “designated financial expert.” Ms. Braly has extensive senior management experience with a public company as Chair, President and Chief Executive Officer of WellPoint, Inc., a health benefits company now known as Anthem, Inc. Ms. Braly was Chair of the board of WellPoint, Inc. from 2010 to 2012 and President and Chief Executive Officer from 2007 to 2012. Ms. Fukakusa is the former Chief Administrative Officer and Chief Financial Officer of Royal Bank of Canada, a position she held for approximately 10 years. Mr. Miranda is the retired CEO of Endesa, S.A., the largest electric utility company in Spain. He is the Chairman of the Board of Directors of Acerinox, S.A., a stainless steel manufacturing conglomerate group based in Spain.
Ms. Fukakusa currently serves on the audit committee of three other public companies, in addition to her service on the Audit Committee. The Board has affirmatively determined that such simultaneous service by Ms. Fukakusa on the audit committees of the three other public companies will not impair her ability to effectively serve on the Audit Committee.
Additional information on the members of the Audit Committee is contained in the Corporation’s 2022 Circular.
Principal Accountant Fees and Services
Deloitte LLP, together with the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”), is the principal external auditor of the Corporation and its main consolidated reporting issuer subsidiaries (other than BEP and BEPC). The following table provides information about the aggregate fees billed to the Corporation and its consolidated subsidiaries for professional services rendered by Deloitte during 2022 and 2021:
42    Brookfield Corporation. - 2022Annual Information Form

	2022			2021
YEARS ENDED DECEMBER 31 (MILLIONS)	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total
Audit Fees	$2.6	$45.0	$47.6	$2.6	$44.2	$46.8
Audit-Related Fees	—	59.2	59.2	—	55.8	55.8
Tax Fees	—	3.7	3.7	—	2.5	2.5
All Other Fees	—	0.5	0.5	—	0.2	0.2
Total	$2.6	$108.4	$111.0	$2.6	$102.7	$105.3

Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with our statutory audit of the Corporation, including fees for services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board (United States). This category also includes services that generally only the external auditor reasonably can provide, including comfort letters and consents relating to certain documents filed with securities regulatory authorities.
Audit-Related Fees. Audit-related fees are for other statutory audits, assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: statutory audits of our subsidiaries, employee benefit plan audits, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.
Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.
All Other Fees. All other fees include fees for certain permissible consulting and advisory services.
Pre-Approval Policies and Procedures
The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”), which governs the provision of services by its external auditor, currently Deloitte. The Audit Policy requires Audit Committee pre-approval of all permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services that may not be provided by the Corporation’s external auditor, including all services prohibited by law from being provided by the external auditor.
Under the Audit Policy, all permitted services to be provided by the external auditor must be pre-approved by the Audit Committee or a designated member of the Audit Committee. Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting.
The Audit Committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of the Corporation in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from the Corporation and its management and such subsidiary adopts pre-approval policies and procedures that are substantially similar to those of the Corporation.
Under the Audit Policy, the Audit Committee has established a fee threshold for pre-approved services, which is that the aggregate fees paid to the external auditor for pre-approved services must equal no more than 25% of the anticipated audit fees for the Corporation and its subsidiaries for the prior year. Each quarter the external auditor provides the Audit Committee with a report of the audit, audit-related, tax and other non-audit services provided for the then-ended quarter, together with the actual fees incurred, for the Audit Committee’s ratification.
None of the fees reported in this Annual Information Form under the heading “Principal Accountant Fees and Services” were subject to the de minimis exception from Audit Committee pre-approval provided by Rule 2-01(c)(7)(i)(C) of Regulation S-X.
ADDITIONAL INFORMATION
Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is set out in the Corporation’s 2022 Circular.
Additional financial information on the Corporation is provided in the Corporation’s Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2022, as well as other information on the Corporation, all of which may be found on our website at www.brookfield.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.
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APPENDIX A
TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY LISTED SECURITIES
The following sets out trading information for 2022 for the Corporation’s publicly traded securities that were outstanding at any time during 2022, all of which are or were listed on the Toronto Stock Exchange (“TSX”), based on information provided by the TSX and, in the case of the Corporation’s Class A Limited Voting Shares, information provided by the New York Stock Exchange (“NYSE”).

	Class A Limited Voting Shares (TSX: BN, formerly BAM.A)				Class A Limited Voting Shares (NYSE: BN, formerly BAM)
	Price Per Share (C$)				Price Per Share (US$)
Period 2022	High	Low	Average[1]	Volume Traded (a)	High	Low	Average	Volume Traded (b)
January(c)	62.88	52.36	57.32	33,401,940	49.74	41.44	45.72	37,464,458
February(c)	64.07	52.09	57.12	35,509,880	50.88	40.77	45.14	44,326,652
March(c)	59.20	53.88	56.35	40,354,580	47.58	42.18	44.77	32,298,310
April(c)	59.50	51.62	55.52	24,455,684	48.19	40.46	44.19	29,147,364
May(c)	53.61	46.53	50.29	44,232,763	42.32	35.94	39.17	49,489,448
June (c)	52.40	45.00	48.27	33,586,784	41.93	34.91	37.98	34,600,646
July(c)	52.07	45.07	48.46	25,223,452	40.81	34.38	37.70	28,038,397
August(c)	56.13	51.00	53.42	24,594,073	44.05	39.17	41.50	29,728,329
September(c)	54.15	44.80	50.28	44,612,793	41.91	32.79	37.91	36,179,003
October(c)	48.66	41.40	44.21	39,750,281	36.11	30.08	32.46	62,608,027
November (c)	51.72	42.70	47.75	44,168,600	38.71	31.11	35.63	56,693,217
December (c)	51.67	41.78	45.44	48,706,767	38.72	30.54	33.39	73,150,221

(a) Volume traded refers to volume traded on TSX only.
(b) Volume traded refers to volume traded on NYSE only.
(c) All trading information prior to and including December 9, 2022 has been adjusted to reflect the effect of the Manager spin-out2 on the Corporation's Class A Limited Voting Shares.

	Class A Preference Shares, Series 2 (TSX: BN.PR.B, formerly BAM.PR.B)				Class A Preference Shares, Series 4 (TSX: BN.PR.C, formerly BAM.PR.C)
	Price Per Share (C$)				Price Per Share (C$)
Period 2022	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	15.33	14.26	14.73	144,328	15.16	14.16	14.63	70,241
February	15.55	14.79	15.19	88,292	15.50	14.84	15.11	152,333
March	14.84	13.61	14.11	213,947	14.80	13.70	14.07	119,653
April	14.25	12.88	13.75	89,189	14.28	12.99	13.78	46,564
May	13.86	12.99	13.45	76,233	13.82	13.05	13.41	28,644
June	14.15	12.96	13.56	105,919	14.27	13.07	13.59	62,935
July	13.38	12.56	12.85	86,333	13.19	12.75	12.97	15,578
August	13.28	12.58	13.02	244,568	13.38	12.76	13.04	52,007
September	13.33	12.51	12.98	81,924	13.29	12.56	13.02	144,500
October	12.88	12.05	12.52	71,876	12.98	12.11	12.55	112,161
November	12.51	11.93	12.21	184,936	12.50	12.00	12.23	32,030
December	13.15	12.30	12.71	143,109	12.99	12.34	12.70	41,865

A-1        Brookfield Corporation - 2022 Annual Information Form

	Class A Preference Shares, Series 8 (TSX: BAM.PR.E)				Class A Preference Shares, Series 9 (TSX: BAM.PR.G)
	Price Per Share (C$)				Price Per Share (C$)
Period 2022	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	20.60	20.05	20.31	73,925	20.00	17.55	18.75	5,982
February	20.50	19.70	20.28	45,500	18.81	17.76	18.38	1,678
March	20.00	18.62	19.38	16,207	17.61	17.15	17.42	2,653
April	20.32	17.72	18.88	30,359	17.11	14.95	16.31	2,888
May	18.73	17.52	18.07	12,022	15.36	15.36	15.36	325
June	19.54	18.20	18.81	44,522	16.49	15.46	15.94	2,505
July	18.55	17.97	18.35	27,637	16.39	14.10	15.20	11,367
August	19.11	18.01	18.53	22,010	15.49	14.70	14.94	6,829
September	19.08	17.74	18.39	31,502	15.31	14.05	14.85	13,035
October	18.74	17.50	17.82	23,087	14.39	13.35	13.92	7,075
November	17.91	16.84	17.37	24,958	14.24	13.20	13.55	2,037
December(a)	18.54	17.20	17.77	14,048	13.75	13.15	13.55	9,194
(a) All issued and outstanding Class A Preference Shares, Series 8 and Series 9 were cancelled pursuant to the certificate and articles of arrangement of the Corporation dated December 9, 2022.

	Class A Preference Shares, Series 13 (TSX: BN.PR.K, formerly BAM.PR.K)				Class A Preference Shares, Series 17 (TSX:BN.PR.M, formerly BAM.PR.M)
	Price Per Share (C$)				Price Per Share (C$)
Period 2022	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	15.37	14.22	14.73	143,307	24.95	24.40	24.69	35,531
February	15.40	14.86	15.10	119,282	24.55	23.50	24.19	46,905
March	14.74	13.81	14.10	137,308	24.16	22.56	23.30	63,068
April	14.35	12.50	13.78	78,997	22.88	19.61	21.22	73,657
May	13.78	12.72	13.51	43,633	22.10	19.62	20.78	65,910
June	14.22	13.00	13.60	116,714	22.19	19.40	20.63	65,630
July	13.20	12.65	12.89	136,792	20.40	19.30	19.69	103,737
August	13.47	12.83	13.04	276,023	20.90	19.65	20.08	56,868
September	13.25	12.50	12.97	73,067	19.83	17.98	18.96	39,042
October	12.84	12.16	12.56	61,466	19.00	18.16	18.62	60,466
November	12.45	12.00	12.20	102,137	19.35	17.50	18.28	177,831
December	13.01	12.35	12.71	128,378	19.50	17.70	18.38	98,388
Brookfield Corporation - 2022 Annual Information Form                                A-2

	Class A Preference Shares, Series 18 (TSX: BN.PR.N, formerly BAM.PR.N)				Class A Preference Shares, Series 24 (TSX: BN.PR.R, formerly BAM.PR.R)
	Price Per Share (C$)				Price Per Share (C$)
Period 2022	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	24.94	24.30	24.57	58,226	21.96	20.52	21.09	216,462
February	24.51	23.51	24.14	62,698	21.43	20.03	20.68	89,643
March	24.06	22.36	23.13	92,653	20.19	19.00	19.48	93,157
April	22.60	19.58	21.05	109,797	19.65	16.06	18.44	80,518
May	22.00	19.66	20.68	64,949	18.49	17.20	17.85	45,092
June	22.06	19.15	20.50	121,912	19.13	17.00	17.92	76,851
July	19.88	19.21	19.51	87,752	17.17	15.80	16.39	99,650
August	20.25	19.40	19.84	107,601	17.05	15.60	16.52	58,856
September	19.65	17.85	18.92	80,320	17.05	14.50	15.69	39,526
October	19.12	17.95	18.57	99,565	15.29	13.59	14.53	122,111
November	19.17	17.31	18.15	172,513	15.00	13.97	14.21	137,732
December	19.24	17.61	18.34	145,074	15.63	13.61	14.48	205,363

	Class A Preference Shares, Series 26 (TSX: BN.PR.T, formerly BAM.PR.T)				Class A Preference Shares, Series 28 (TSX: BN.PR.X, formerly BAM.PR.X)
	Price Per Share (C$)				Price Per Share (C$)
Period 2022	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	21.84	20.70	21.48	114,398	19.50	18.00	18.89	115,304
February	22.78	21.15	21.87	484,772	19.20	17.86	18.71	192,175
March	21.51	20.07	20.60	127,508	18.89	17.24	17.97	179,270
April	20.59	16.82	19.35	98,121	18.71	16.63	18.10	121,891
May	19.45	18.01	18.66	63,680	18.49	17.05	17.85	294,524
June (a)	19.98	17.02	18.59	65,068	19.51	16.99	18.10	191,683
July	17.38	16.33	16.83	92,612	18.89	16.43	17.48	401,844
August	17.49	16.70	17.05	74,189	18.50	17.20	17.97	233,032
September	17.10	14.74	16.14	83,408	18.20	15.72	17.15	175,263
October	15.67	14.25	15.08	121,152	16.85	15.39	16.17	161,480
November	15.66	14.60	14.98	147,917	16.50	15.62	16.03	72,950
December	15.99	14.11	15.05	125,503	17.10	14.94	15.98	122,606
A-3        Brookfield Corporation - 2022 Annual Information Form

	Class A Preference Shares, Series 30 (TSX: BN.PR.Z, formerly BAM.PR.Z)				Class A Preference Shares, Series 32 (TSX: BN.PF.A, formerly BAM.PF.A)
	Price Per Share (C$)				Price Per Share (C$)
Period 2022	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	25.40	24.60	25.02	112,440	25.45	24.84	25.28	189,407
February	25.24	24.52	24.87	79,736	25.24	24.30	25.28	169,811
March	24.81	23.30	24.13	583,867	24.80	23.43	24.19	245,250
April	24.90	20.68	23.68	143,091	24.66	21.55	23.46	190,885
May	24.69	22.33	23.36	89,468	24.24	22.10	23.06	177,648
June	25.20	23.41	24.15	223,166	24.53	22.11	23.06	228,304
July	23.75	21.39	22.75	139,393	22.29	20.60	21.49	143,042
August	22.93	21.80	22.46	109,263	22.48	20.84	21.89	32,319
September	22.85	20.42	21.87	192,467	22.70	20.21	21.52	103,931
October	21.55	20.29	21.04	214,208	20.72	19.42	20.16	76,043
November	22.33	20.77	21.34	326,938	20.08	19.11	19.55	165,801
December	22.48	20.81	21.66	218,114	20.60	18.10	19.22	133,356

	Class A Preference Shares, Series 34 (TSX: BN.PF.B, formerly BAM.PF.B)				Class A Preference Shares, Series 36 (TSX: BN.PF.C, formerly BAM.PF.C)
	Price Per Share (C$)				Price Per Share (C$)
Period 2022	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	23.99	23.18	23.70	99,937	25.65	24.75	25.05	92,356
February	23.86	22.93	23.43	166,004	25.00	23.06	24.59	40,399
March	23.25	21.81	22.56	129,044	24.65	23.01	23.65	49,462
April	23.00	19.52	21.50	101,267	23.09	20.00	21.38	70,494
May	22.10	20.00	20.95	95,817	22.70	20.15	21.26	68,785
June	22.50	19.89	20.99	93,817	22.48	19.50	20.80	86,017
July	20.30	18.75	19.43	60,019	20.32	19.62	19.99	88,949
August	20.50	19.05	19.82	67,543	20.97	19.85	20.26	81,271
September	20.45	17.58	19.34	56,146	19.92	18.02	19.18	60,864
October	18.14	16.60	17.55	73,141	19.73	18.35	18.74	60,003
November	18.10	17.25	17.45	124,286	19.53	17.47	18.31	180,563
December	18.35	15.99	17.17	293,268	19.31	18.09	18.66	308,696
Brookfield Corporation - 2022 Annual Information Form                                A-4

	Class A Preference Shares, Series 37 (TSX: BN.PF.D, formerly BAM.PF.D)				Class A Preference Shares, Series 38 (TSX: BN.PF.E, formerly BAM.PF.E)
	Price Per Share (C$)				Price Per Share (C$)
Period 2022	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	25.65	25.18	25.34	63,776	22.55	21.05	22.24	122,700
February	25.25	23.88	24.65	66,214	22.46	21.42	22.00	57,019
March	24.60	22.90	23.62	181,362	21.50	20.36	20.95	60,422
April	23.19	20.03	21.59	77,852	21.16	17.27	19.76	68,616
May	23.00	20.21	21.41	104,089	20.00	18.70	19.20	34,612
June	22.95	19.41	21.31	63,755	20.71	18.25	19.24	51,604
July	20.55	20.03	20.25	41,315	18.83	17.14	17.75	26,691
August	21.20	20.21	20.58	106,449	18.22	17.10	17.82	301,962
September	20.30	18.32	19.55	95,038	18.25	16.30	17.46	56,863
October	19.80	18.50	19.23	108,343	16.65	15.22	16.09	48,577
November	19.67	17.76	18.51	398,399	16.29	15.42	15.77	52,060
December	19.35	17.81	18.67	256,073	16.38	14.42	15.57	111,179

	Class A Preference Shares, Series 40 (TSX: BN.PF.F, formerly BAM.PF.F)				Class A Preference Shares, Series 42 (TSX: BN.PF.G, formerly BAM.PF.G)
	Price Per Share (C$)				Price Per Share (C$)
Period 2022	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	24.59	23.45	24.21	142,154	23.84	22.80	23.45	61,164
February	24.27	23.16	23.74	75,174	23.49	21.52	22.88	74,550
March	23.49	22.07	22.75	253,082	22.87	21.26	21.94	67,487
April	23.56	19.50	21.76	85,646	22.65	18.96	20.97	44,164
May	22.18	20.45	21.13	85,340	21.40	19.50	20.16	57,830
June	22.36	20.04	21.02	274,174	21.50	18.90	19.95	30,279
July	20.30	18.40	19.35	80,847	18.74	17.15	18.10	44,196
August	20.19	18.65	19.61	67,793	19.12	17.55	18.34	514,822
September	20.25	17.74	19.20	194,883	18.97	16.70	17.78	78,348
October	18.00	16.87	17.55	153,159	17.28	15.76	16.48	45,824
November	18.02	16.89	17.24	104,632	16.65	15.57	16.06	128,258
December	18.25	16.13	17.13	179,834	16.91	15.30	16.13	98,956
A-5        Brookfield Corporation - 2022 Annual Information Form

	Class A Preference Shares, Series 44 (TSX: BN.PF.H, formerly BAM.PF.H)				Class A Preference Shares, Series 46 (TSX: BN.PF.I, formerly BAM.PF.I)
	Price Per Share (C$)				Price Per Share (C$)
Period 2022	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	27.15	26.90	27.02	54,075	25.48	25.15	25.26	137,034
February	27.25	27.00	27.08	80,767	25.34	25.20	25.25	47,877
March	27.22	25.80	26.32	69,441	26.76	25.22	26.17	198,410
April	26.39	24.27	25.52	115,152	26.82	24.81	25.84	280,242
May	25.88	24.52	25.28	88,741	25.70	24.72	25.24	64,806
June	26.65	25.47	25.98	77,699	26.49	25.60	26.10	230,847
July	25.99	25.02	25.46	165,113	26.19	24.66	25.48	93,540
August	25.99	25.30	25.70	100,339	25.55	24.95	25.31	141,193
September	25.75	23.75	25.17	60,020	25.35	22.10	24.23	50,829
October	25.06	23.75	24.53	75,283	23.24	21.11	22.23	116,827
November	25.04	23.75	24.23	94,046	23.10	21.60	22.22	104,715
December	24.53	22.76	23.93	131,366	24.10	21.52	22.75	103,365

	Class A Preference Shares, Series 48 (TSX: BN.PF.J, formerly BAM.PF.J)				Class A Preference Shares, Series 51 (TSX: BN.PF.K)
	Price Per Share (C$)				Price Per Share (C$)
Period 2022	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	25.85	25.40	25.69	178,690	—	—	—	—
February	25.84	25.24	25.50	94,395	—	—	—	—
March	25.59	24.62	25.33	98,910	—	—	—	—
April	25.50	24.00	24.74	213,889	—	—	—	—
May	25.07	24.17	24.42	104,675	—	—	—	—
June	25.15	24.51	24.96	140,627	—	—	—	—
July	25.02	24.41	24.75	102,853	—	—	—	—
August	25.15	24.41	24.80	112,493	—	—	—	—
September	25.13	22.82	24.21	99,397	—	—	—	—
October	24.50	22.90	23.61	92,415	—	—	—	—
November	24.45	23.50	23.87	159,122	—	—	—	—
December (a)	24.50	22.50	23.62	78,532	17.50	16.00	16.88	61,632
(a) The Class A Preference Shares, Series 51 were listed for trading on December 12, 2022.

Brookfield Corporation - 2022 Annual Information Form                                A-6

Class A Preference Shares, Series 52 (TSX: BN.PF.L)
Price Per Share (C$)
Period 2022	High	Low	Average	Volume Traded
January	—	—	—	—
February	—	—	—	—
March	—	—	—	—
April	—	—	—	—
May	—	—	—	—
June	—	—	—	—
July	—	—	—	—
August	—	—	—	—
September	—	—	—	—
October	—	—	—	—
November
December (a)	13.06	11.05	11.55	8,625
(a) The Class A Preference Shares, Series 52 were listed for trading on December 12, 2022

A-7        Brookfield Corporation - 2022 Annual Information Form

APPENDIX B
SUMMARY OF TERMS AND CONDITIONS OF THE CORPORATION’S
AUTHORIZED SECURITIES
CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES
The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class. The number of authorized and issued and outstanding shares listed in the following table are given as of March 3, 2023.
Series
The Class A Preference Shares may be issued from time to time in one or more series. The Board of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.
Priority
The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Shares, the Class B Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Shareholder Approvals
The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 ⅔% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.
Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

Brookfield Corporation - 2022 Annual Information Form    B-1

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
2	BN.PR.B	10,220,175	10,220,175	255	70% of average “Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
4	BN.PR.C	3,983,910	3,983,910	100	70% of average “Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
6	N/A	111,633	nil	nil	7.5%	At any time	25.00	N/A	N/A
13	BN.PR.K	8,792,596	8,792,596	220	70% of “Average Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
17	BN.PR.M	7,840,204	7,840,204	196	4.75%	At any time	25.00	N/A	At any time into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price (as defined in the articles) [3]
18	BN.PR.N	8,881,088	7,681,088	192	4.75%	At any time	25.00	N/A	At any time into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price (as defined in the articles) [3]
24	BN.PR.R	10,812,027	10,808,027	270	5.4% until June 30, 2016; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.30%	On June 30 in every fifth year after June 30, 2016	25.00	Into Series 25 on a one-for-one basis on June 30, 2016 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
Notes:
[1]    Rounded to the nearest million.
[2]    Together with accrued and unpaid dividends.
[3]    Pursuant to the certificate and articles of arrangement of the Corporation dated December 9, 2022, the Corporation has irrevocably waived and disclaimed its right to convert the Class A Preference Shares, Series 17 and the Class A Preference Shares, Series 18 into Class A Shares, such that this conversion right can no longer be exercised by the Corporation as a term of the Class A Preference Shares, Series 17 and the Class A Preference Shares, Series 18.

B-2    Brookfield Corporation - 2022 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
25	N/A	10,996,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.30%	June 30, 2016	25.00 for redemptions on June 30, 2021 and on June 30 every five years thereafter; 25.50 otherwise	Into Series 24 on a one-for-one basis on June 30, 2021 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
26	BN.PR.T	9,770,928	9,770,928	244	4.5% until March 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.31%	On March 31 in every fifth year after March 31, 2017	25.00	Into Series 27 on a one-for-one basis on March 31, 2017 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
27	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.31%	March 31, 2017	25.00 for redemptions on March 31, 2022 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 26 on a one-for-one basis on March 31, 2022 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
28	BN.PR.X	9,723,927	9,233,927	231	4.6% until June 30, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 1.80%	On June 30 in every fifth year after June 30, 2017	25.00	Into Series 29 on a one-for-one basis on June 30, 2017 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
29	N/A	9,890,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 1.80%	June 30, 2017	25.00 for redemptions on June 30, 2022 and on June 30 every five years thereafter; 25.50 otherwise	Into Series 28 on a one-for-one basis on June 30, 2022 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
30	BN.PR.Z	9,787,090	9,787,090	245	4.8% until December 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.96%	On December 31 in every fifth year after December 31, 2017	25.00	Into Series 31 on a one-for-one basis on December 31, 2017 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
31	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.96%	December 31, 2017	25.00 for redemptions on December 31, 2022 and on December 31 every five years thereafter; 25.50 otherwise	Into Series 30 on a one-for-one basis on December 31, 2022 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.
Brookfield Corporation - 2022 Annual Information Form    B-3

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
32	BN.PF.A	11,750,299	11,750,299	294	4.5% until September 30, 2018; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.90%	On September 30 in every fifth year after September 30, 2018	25.00	Into Series 33 on a one-for-one basis on September 30, 2018 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
33	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.90%	September 30, 2018	25.00 for redemptions on September 30, 2023 and on September 30 every five years thereafter; 25.50 otherwise	Into Series 32 on a one-for-one basis on September 30, 2023 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
34	BN.PF.B	9,876,735	9,876,735	247	4.2% until March 31, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.63%	On March 31 in every fifth year after March 31, 2019	25.00	Into Series 35 on a one-for-one basis on March 31, 2019 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
35	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.63%	March 31, 2019	25.00 for redemptions on March 31, 2024 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 34 on a one-for-one basis on March 31, 2024 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
36	BN.PF.C	7,842,909	7,842,909	196	4.85%	March 31, 2018	25.75 if before March 31, 2020, with annual 0.25 decreases until March 31, 2022; 25.00 thereafter	N/A	N/A
37	BN.PF.D	7,830,091	7,830,091	196	4.9%	September 30, 2018	25.75 if before September 30, 2020, with annual 0.25 decreases until September 30, 2022; 25.00 thereafter	N/A	N/A
38	BN.PF.E	7,906,132	7,906,132	198	4.4% until March 31, 2020; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.55%	On March 31 in every fifth year after March 31, 2020	25.00	Into Series 39 on a one-for-one basis on March 31, 2020 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.
B-4    Brookfield Corporation - 2022 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
39	N/A	8,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.55%	March 31, 2020	25.00 for redemptions on March 31, 2025 or March 31 every five years thereafter; 25.50 otherwise	Into Series 38 on a one-for-one basis on March 31, 2025 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
40	BN.PF.F	11,841,025	11,841,025	296	4.5% until September 30, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.86%	On September 30 in every fifth year after September 30, 2019	25.00	Into Series 41 on a one-for one basis on September 30, 2019 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
41	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.86%	September 30, 2019	25.00 for redemptions on September 30, 2024 or September 30 every five years thereafter; 25.50 otherwise	Into Series 40 on a one-for-one basis on September 30, 2024 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
42	BN.PF.G	11,887,500	11,887,500	297	4.5% until June 30, 2020 ; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.84%	On June 30 in every fifth year after June 30, 2020	25.00	Into Series 43 on a one-for-one basis on June 30, 2020 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
43	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.84%	June 30, 2020	25.00 for redemptions on June 30, 2025 or June 30 every five years thereafter; 25.50 otherwise	Into Series 42 on a one-for-one basis on June 30, 2025 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
44	BN.PF.H	9,831,929	9,831,929	246	5% until December 31, 2020; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 4.17%, and (ii) 5%	On December 31 in every fifth year after December 31, 2020	25.00	Into Series 45 on a one-for-one basis on December 31, 2020 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.
Brookfield Corporation - 2022 Annual Information Form    B-5

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
45	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 4.17%	December 31, 2020	25.00 for redemptions on December 31, 2025 and on December 31 every five years thereafter; 25.50 otherwise	Into Series 44 on a one-for-one basis on December 31, 2025 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
46	BN.PF.I	11,740,797	11,740,797	294	4.8% until March 31, 2022; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 3.85%, and (ii) 4.80%	On March 31 in every fifth year after March 31, 2022 [3]	25.00	Into Series 47 on a one-for-one basis on March 31, 2022 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
47	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 3.85%	March 31, 2022	25.00 for redemptions on March 31, 2027 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 46 on a one-for-one basis on March 31, 2027 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
48	BN.PF.J	11,885,972	11,885,972	297	4.75% until January 1, 2023; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 3.10%, and (ii) 4.75%	On December 31 in every fifth year after December 31, 2022	25.00	Into Series 49 on a one-for-one basis on December 31, 2022 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
49	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 3.10%	December 31, 2022	25.00 for redemptions on March 31, 2027 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 48 on a one-for-one basis on December 31, 2027 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends. .

B-6    Brookfield Corporation - 2022 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
50	N/A	unlimited	nil	nil
The same rate as the interest rate which would have accrued on the 4.625% Subordinated Notes due October 16, 2080 of Brookfield Finance Inc. at any such time if such notes had not been automatically converted into Cumulative Class A Preference Shares, Series 50 upon an automatic exchange of such notes
						October 16, 2025	US$25.00	N/A	N/A
51	BN.PF.K	4,500,000	3,320,486	75	Between 50 - 100% of "Prime Rate" (as defined in the articles)	At any time	22.44	Into Series 52 on a one-for-one basis on November 1, 2026 and on November 1 in every fifth year thereafter and automatically in certain circumstances	N/A
52	BN.PF.I	4,500,000	1,177,580	26	Not less than 80% of yield on certain Government of Canada bonds (as provided in the articles)	On November 1, 2026 and on November 1 in every fifth year thereafter	22.00	Into Series 51 on a one-for-one basis on November 1, 2026 and on November 1 in every fifth year thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.
Brookfield Corporation - 2022 Annual Information Form    B-7

Voting Rights
Except as indicated below, holders of all series of Class A Preference Shares are only entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in the election of directors in respect of each such share if eight quarterly dividends1, whether or not consecutive, are not paid2. When entitled to vote, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board (less the number of directors which the holders of Class A Preference Shares, Series 2 may be entitled to elect).
Holders of Class A Preference Shares, Series 2 are only entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each such share if dividends on such shares have not been paid for two years. In addition, if dividends have not been paid for two years, holders of such shares are entitled to elect (i) two members of the Board of the Corporation if the Board has seven or fewer directors or (ii) three members of the Board if the Board has more than seven members. When entitled to vote in the election of directors, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board.
Rights on Liquidation, Dissolution and Winding Up
Holders of Class A Preference Shares are entitled to C$25.003 per share (plus accrued and unpaid dividends) in priority to any distribution to holders of shares ranking junior as to capital. Upon such payment, holders of Class A Preference Shares are not entitled to share in any further distribution of assets of the Corporation.
Restrictions on Dividends and Retirement of Shares
Without the approval of holders of the applicable series of Class A Preference Shares in each case, and except as noted below, the Corporation will not:
a)    declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the applicable series of Class A Preference Shares) on shares of the Corporation ranking junior to the applicable series of Class A Preference Shares;
b)    except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the applicable series of Class A Preference Shares, redeem, purchase or otherwise retire or make any return of capital in respect of shares of the Corporation ranking junior to the applicable series of Class A Preference Shares;
c)    except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of any class or series ranking on a parity with the applicable series of Class A Preference Shares;
d)    redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the applicable series of Class A Preference Shares4; or
e)    with respect to the applicable series of Class A Preference Shares, issue any additional Class A Preference Shares or any shares ranking on parity as to dividends or capital with the applicable series of Class A Preference Shares5;
unless, in each such case, all outstanding dividends on the applicable series of Class A Preference Shares, and those on all other shares ranking prior to or on parity with, accrued up to and including the dividend payable for the last completed period for which dividends were payable, shall have been declared and paid.
Purchase for Cancellation
Subject to applicable law, the Corporation may generally purchase (if obtainable) for cancellation the whole or any part of the applicable series of Class A Preference Shares in the open market or by private agreement or otherwise.

1    24 monthly dividends in the case of Class A Preference Shares, Series 51.
2    In the case of holders of Class A Preference Shares, Series 51 and 52, such holders are only entitled to vote at a meeting which takes place more than 60 days after the date of such failure to pay dividends.
3    In the case of holders of Class A Preference Shares, Series 50, US$25.00 per share. In the case of holders of Class A Preference Shares, Series 51 and Series 52, C$22.00 per share.
4    This provision does not apply to Class A Preference Shares, Series 17 and 18.
5    This provision does not apply to Class A Preference Shares, Series 2, 4, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48, 49 and 50.
B-8    Brookfield Corporation - 2022 Annual Information Form

Shareholder Approvals
Approval of all amendments to the rights, privileges, restrictions and conditions attaching to the applicable series of Class A Preference Shares and any other approval to be given by the holders of the applicable series of Class A Preference Shares may be given by a resolution carried by at least 66 ⅔% of the votes cast at a meeting where the required quorum6 is present.
CERTAIN PROVISIONS OF THE CLASS AA PREFERENCE SHARES
The following is a summary of certain provisions attaching to or affecting the Class AA Preference Shares as a class.
Series
The Class AA Preference Shares may be issued from time to time in one or more series. The Board of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.
Priority
The Class AA Preference Shares rank junior to the Class A Preference Shares and senior to the Class A Shares, the Class B Shares and other shares ranking junior to the Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class AA Preference Shares ranks on a parity with every other series of Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Shareholder Approvals
The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class AA Preference Shares as a class except by special resolution passed by at least 66 ⅔% of the votes cast at a meeting of the holders of the Class AA Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.
Each holder of Class AA Preference Shares entitled to vote at a class meeting of holders of Class AA Preference Shares, or at a joint meeting of the holders of two or more series of Class AA Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class AA Preference Share held by such holder.
CERTAIN PROVISIONS OF THE CLASS A SHARES AND THE CLASS B SHARES
The following is a summary of certain provisions attaching to or affecting the Corporation’s Class A Shares and the Class B Shares. The attributes of the Class A Shares and the Class B Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.
The sole holder of the Class B Shares of the Corporation is a party to a trust agreement with Computershare Trust Company of Canada (formerly, Montreal Trust Corporation of Canada) (as trustee for the holders of the Corporation’s Class A Shares) dated August 1, 1997. The trust agreement provides, among other things, that the holder has agreed not to sell any Class B Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Shares. The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the holder; and (ii) the same in all material respects as the offer for the Class B Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Shares at a price per share not in excess of 115% of the market price of Class A Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holder’s outstanding shares as a result of the transaction.

6    The required quorum for Class A Preference Shares, Series 2 and 4 is as prescribed by the by-laws of the Corporation with respect to meetings of shareholders or as required by law. The required quorum for a meeting of holders of Class A Preference Shares, Series 6, 51 and 52 is as prescribed by the by-laws of the Corporation with respect to meetings of shareholders, subject to a minimum requirement of at least two persons present entitled to vote thereat. The required quorum for Class A Preference Shares, Series 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48, 49 and 50 is holders of at least 25% of the outstanding shares present in person or represented by proxy. The required quorum for all other Class A Preference Shares is 50% of the outstanding shares present in person or represented by proxy.
Brookfield Corporation - 2022 Annual Information Form    B-9

Priority
Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Shares and Class B Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the Board of the Corporation) and the return of capital on the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Voting Rights
Except as set out below under “Election of Directors”, each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 ⅔%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 ⅔%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be.
Election of Directors
In the election of directors, holders of Class A Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the Board of the Corporation, provided that if the holders of Class A Preference Shares, Series 2 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 2. Holders of Class B Shares are entitled to elect the other one-half of the Board of the Corporation.
OTHER PROVISIONS REGARDING THE SHARE CAPITAL OF THE CORPORATION
The Corporation’s articles provide that each holder of shares of a class or series of shares of the Corporation entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.
B-10    Brookfield Corporation - 2022 Annual Information Form

APPENDIX C
CHARTER OF THE AUDIT COMMITTEE1 OF THE BOARD OF DIRECTORS OF THE CORPORATION

A committee of the board of directors (the “Board”) of Brookfield Corporation (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:
MEMBERSHIP AND CHAIR
Following each annual meeting of shareholders, the Board shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.
The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than three public company audit committees, except with the prior approval of the Board. Any such determination shall be disclosed in the Corporation’s Management Information Circular.
The Board shall appoint one Member as the chair of the Committee (the “Chair”). If the Chair is absent from a meeting, the Members shall select a Member from those in attendance to act as Chair of the meeting.
SUBCOMMITTEES
The Committee may form subcommittees for any purpose and may delegate to a subcommittee such of the Committee’s powers and authorities as the Committee deems appropriate.
RESPONSIBILITIES
The Committee shall:
Auditor
(a)    oversee the work of the Corporation’s external auditor (the “Auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;
(b)    require the Auditor to report directly to the Committee;
(c)    review and evaluate the Auditor’s independence, experience, qualifications and performance (including the performance of the lead audit partner) and determine whether the Auditor should be appointed or re-appointed, and recommend the Auditor to the Board for appointment or re-appointment by the shareholders;
(d)    where appropriate, recommend to the Board to terminate the Auditor;
(e)    when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor as required, and the orderly transition of such change;
(f)    review the terms of the Auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees and recommend the compensation of the Auditor to the Board;
(g)    at least annually, obtain and review a report by the Auditor describing:
(i)    the Auditor’s internal quality-control procedures; and

1    Capitalized terms used in this Charter but not otherwise defined herein have the meaning attributed to them in the Board’s “Definitions for Brookfield Corporation’s Board and Committee Charters” which is annexed hereto as “Annex A”. The Governance and Nominating Committee will review the Definitions for the Corporation’s Board and Committee Charters at least annually and submit any proposed amendments to the Board for approval as it deems necessary and appropriate.

Brookfield Corporation - 2022 Annual Information Form    C-1

ii)    any material issues raised by the most recent internal quality control review, or peer review, of the Auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or inquiry or investigation by any governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the Auditor, and the steps taken to deal with any issues raised in any such review;
(h)    at least annually, confirm that the Auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the Auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the Auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Chartered Professional Accountants of Canada, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the Auditor has complied with applicable laws respecting the rotation of certain members of the audit engagement team;
(i)    ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the Auditor;
(j)    meet privately with the Auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the Auditor, including:
(i)    planning and staffing of the audit;
(ii)    any material written communications between the Auditor and management;
(iii)    whether or not the Auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;
(iv)    the extent to which the Auditor is satisfied with the nature and scope of its examination;
(v)    whether or not the Auditor has received the full co-operation of management of the Corporation;
(vi)    the Auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel of the Corporation;
(vii)    the items required to be communicated to the Committee in accordance with generally accepted auditing standards;
(viii)    all critical accounting policies and practices to be used by the Corporation;
(ix)    all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor;
(x)    any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and
(xi)    any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 240.41-42 and 250.22-24 of the Canadian Auditing Standards and the United States Securities Exchange Act of 1934, as amended;
(k)    annually review and approve the Audit and Non-Audit Services Pre-Approval Policy (the “Pre-Approval Policy”), which sets forth the parameters by which the Auditor can provide certain audit and non-audit services to the Corporation and its subsidiaries not prohibited by law and the process by which the Committee pre-approves such services. At each quarterly meeting of the Committee, the Committee will ratify all audit and non-audit services provided by the Auditor to the Corporation and its subsidiaries for the then-ended quarter;
(l)    resolve any disagreements between management and the Auditor regarding financial reporting; and
(m)    set clear policies for hiring partners and employees and former partners and employees of the Auditor;
Financial Reporting
(a)    prior to disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:
(i)    audited annual financial statements, in conjunction with the report of the Auditor;
C-2    Brookfield Corporation - 2022 Annual Information Form

(ii)    interim financial statements;
(iii)    annual and interim management discussion and analysis of financial condition and results of operation;
(iv)    reconciliations of the annual or interim financial statements, to the extent required under applicable rules and regulations; and
(v)    all other audited or unaudited financial information, as appropriate, contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;
(b)    review and discuss with management prior to public dissemination earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts including the use of “pro forma” or “adjusted” non-IFRS information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;
(c)    review the effect of regulatory and accounting initiatives, as well as any asset or debt financing activities of the Corporation’s unconsolidated subsidiaries that are not required under IFRS to be incorporated into the Corporation’s financial statements (commonly known as “off-balance sheet financing”);
(d)    review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer of the Corporation during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;
(e)    review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;
(f)    review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;
(g)    for the financial information of (a) Brookfield Business Partners LP, Brookfield Business Corporation, Brookfield Infrastructure Partners LP, Brookfield Infrastructure Corporation, Brookfield Property Partners LP, Brookfield Renewable Partners LP and Brookfield Renewable Corporation (collectively, the “Public Affiliates”) which is included within the Corporation’s consolidated financial statements (the “Consolidated Public Affiliate Information”); and (b) Brookfield Asset Management ULC (the “Asset Management Company”) which is included within the Corporation’s consolidated financial statements (the “Consolidated Asset Management Company Information”), it is understood that the Committee will for the purpose of reviewing the Consolidated Public Affiliate Information and the Consolidated Asset Management Company Information, to the extent such information is material to the Corporation’s consolidated financial statements (and not for the purpose of reviewing the disclosures of the Public Affiliates or the Asset Management Company themselves, which the Committee does not do):
(i)    rely on the review and approval by the audit committee and the board of directors of the general partner of each respective Public Affiliate and the Asset Management Company;
(ii)    rely on reports or opinions of the external auditor for each Public Affiliate and of the Asset Management Company;
(iii)    if required in the view of the Committee, review developments in financial reporting at the Public Affiliates and the Asset Management Company; and
(iv)    if required in the view of the Committee, take all other reasonable steps, directly or through the Auditor, to satisfy itself of the integrity of the Consolidated Public Affiliate Information and the Consolidated Asset Management Company Information; and
(h)    for the financial information of Brookfield Asset Management ULC (the “Asset Management Company”) which is included within the Corporation’s consolidated financial statements (the “Consolidated Asset Management Company Information”), it is understood that the Committee will for the purpose of reviewing the Consolidated Asset Management Company Information to the extent such information is material to the Corporation’s consolidated financial statements
Brookfield Corporation - 2022 Annual Information Form    C-3

(and not for the purpose of reviewing the disclosures of the Asset Management Company itself which the Committee does not do):
(i)    rely on the review and approval by the audit committee and the board of directors of Brookfield Asset Management Ltd.;
(ii)    rely on reports or opinions of the external auditor for the Asset Management Company;
(iii)    if required in the view of the Committee, review developments in financial reporting at the Asset Management Company; and
(i)    for the financial information of any other subsidiary entity below the Corporation that has an audit committee which is comprised of a majority of independent directors, and which is included in the Corporation’s consolidated financial statements, it is understood that the Committee will rely on the review and approval of such information by the audit committee and the board of directors of each such subsidiary.
Internal Audit; Controls and Procedures; and Other
(a)    meet privately with the person responsible for the Corporation’s internal audit function (the “Internal Auditor”) as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;
(b)    require the Internal Auditor to report directly to the Committee;
(c)    review the mandate, budget, planned activities, staffing and organizational structure of the Internal Auditor (which may be outsourced to a firm other than the Auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the Auditor, review the appointment and replacement of the Internal Auditor and review the significant reports to management prepared by the Internal Auditor and management’s responses. As part of this process, the Committee reviews and approves the governing charter of the internal audit function on an annual basis;
(d)    review the controls and procedures that have been adopted to confirm that material financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed, review the public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of such controls and procedures;
(e)    review of allegations of fraud related to financial reporting that are brought to or come to the attention of the Committee through the Corporation’s ethics hotline, a referral by management or of the Risk Management Committee, or otherwise;
(f)    periodically review the status of taxation matters of the Corporation; and
(g)    consider other matters of a financial nature as directed by the Board.
LIMITATION OF AUDIT COMMITTEE ROLE
The Committee’s function is one of oversight. The Corporation’s management is responsible for preparing the Corporation’s financial statements and, along with the Internal Auditor, for developing and maintaining systems of internal accounting and financial controls. The Auditor will assist the Committee and the Board in fulfilling their responsibilities for review of the financial statements and internal controls, and the Auditor will be responsible for the independent audit of the financial statements. The Committee expects the Auditor to call to its attention any accounting, auditing, internal accounting control, regulatory or other related matters that the Auditor believes warrant consideration or action. The Committee recognizes that the Corporation’s finance team, the internal audit team and the Auditor have more knowledge and information about the Corporation’s financial affairs than do the Committee’s members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Corporation’s financial statements or internal controls or any professional certification as to the Auditor’s work.
REPORTING
The Committee will regularly report to the Board on:
(a)    the Auditor’s independence;
(b)    the performance of the Auditor and the Committee’s recommendations regarding its reappointment or termination;
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(c)    the performance of the Internal Auditor;
(d)    the adequacy of the Corporation’s internal controls and disclosure controls;
(e)    its recommendations regarding the annual and interim financial statements of the Corporation and, to the extent applicable, any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;
(f)    its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;
(g)    the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and
(h)    all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.
In addition, if and when required or appropriate from time to time, the Committee may also report to another committee of the Board.
COMPLAINTS PROCEDURE
The Corporation’s Code of Business Conduct (the “Code”) requires employees to report to their supervisor or internal legal counsel any suspected violations of the Code, including: (i) fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record; (ii) deficiencies in, or noncompliance with, internal accounting controls; (iii) misrepresentations or false statements in any public disclosure documents; and (iv) any deviations from full, true and plain reporting of the Corporation’s financial condition, as well as any other illegal or unethical behavior. Alternatively, employees may report such behavior anonymously through the Corporation’s reporting hotline which is managed by an independent third party. The Corporation also maintains a Whistleblowing Policy which reinforces the Corporation’s commitment to providing a mechanism for employees to report suspected wrongdoing without retaliation.
The Risk Management Committee has primary Board oversight responsibility for the Corporation’s reporting hotline and is required to refer to the Audit Committee allegations of fraud, deliberate errors, or deviations from full, true, and plain disclosure related to financial reporting.
The Audit Committee will periodically review the procedure for the receipt, retention, treatment and follow-up of complaints received by the Corporation through the Corporation’s reporting hotline or otherwise regarding accounting, internal controls, disclosure controls or auditing matters and the procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.
REVIEW AND DISCLOSURE
The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.
This Charter will be posted on the Corporation’s website and the Management Information Circular of the Corporation will state that this Charter is available on the Corporation’s website. This Charter will also be reproduced in full as an appendix to the Corporation’s Annual Information Form.
ASSESSMENT
At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the Statement of Corporate Governance Practices adopted by the Board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.
ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT
The Committee may retain any outside advisor, including legal counsel, at the expense of the Corporation, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees and any other retention terms.
The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.
Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.
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MEETINGS
Meetings of the Committee may be called by any Member, the Chair of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the Internal Auditor or the Auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.
The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members at the relevant time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Ontario) and the by-laws of the Corporation, and, unless otherwise determined by the Board, the Committee shall have the power to regulate its procedures.
Notice of each meeting shall be given to each Member, the Internal Auditor, the Auditor, the Chair of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally or by letter, e-mail, telephone or other generally accepted means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.
The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of the Corporation’s management to attend any or all meetings.
This Charter of the Audit Committee was reviewed and approved by the Board of the Corporation on March 3, 2023.
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Annex A
Definitions for the Corporation’s Board and Committee Charters

“Audit Committee” means the audit committee of the Board
“Audit Committee Financial Expert” means a person who has the following attributes:
(a)    an understanding of International Financial Reporting Standards, as adopted by the IASB, and financial statements;
(b)    the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
(c)    experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;
(d)    an understanding of internal controls and procedures for financial reporting; and
(e)    an understanding of audit committee functions, acquired through any one or more of the following:
(i)    education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
(ii)    experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
(iii)    experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
(iv)    other relevant experience.
“Board Interlocks” arise when two directors of one public company sit together on the board of another company.
“Brookfield Re” means Brookfield Reinsurance Ltd.
“Committee Interlocks” means when a Board Interlock exists, plus the relevant two directors also sit together on a board committee for one or both of the companies.
“Environmental, Social, and Governance”:
“environmental” includes but is not limited to responsibility or experience overseeing and/or managing climate change risks; GHG emissions; natural resources; waste management; energy efficiency; biodiversity; water use; and environmental regulatory and/or compliance matters;
“social” includes but is not limited to responsibility or experience overseeing and/or managing health and safety; human rights; labor practices; diversity and inclusion; talent attraction and retention; human capital development; and community/stakeholder engagement; and
“governance” includes but is not limited to responsibility or experience overseeing and/or managing board composition and engagement; business ethics; anti-bribery & corruption; audit practices; regulatory functions; and data protection and privacy.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
“Governance and Nominating Committee” means the governance and nominating committee of the Board.
“Immediate Family Member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.
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“Independent Director(s)” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A material relationship is one that could reasonably be expected to interfere with a director’s exercise of independent judgment. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:
(a)    is or was an employee or executive officer, or whose Immediate Family Member is or was an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;
(b)    is receiving or has received, or whose Immediate Family Member is an executive officer of the Corporation and is receiving or has received, during any 12-month period within the last three years more than CA$75,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service), is not independent;
(c)    is or was a partner of, affiliated with or employed by, or whose Immediate Family Member is or was a partner of or employed in an audit, assurance, or tax compliance practice in a professional capacity by, the Corporation’s present or former internal or external auditor, is not independent until three years after the end of such partnership, affiliation, or employment relationship, as applicable, with the auditor;
(d)    is or was employed as, or whose immediate family member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Corporation serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship, as applicable; and
(e)    is an executive officer or an employee of, or whose Immediate Family Member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent.
Additionally, an Independent Director for the purposes of the Audit Committee and the Management Resources and Compensation Committee, specifically may not:
(a)    accept directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or
(b)    be an affiliated person of the Corporation (within the meaning of applicable rules and regulations).
Furthermore, an Independent Director for the purposes of the Management Resources and Compensation Committee, specifically may not:
(a)    have a relationship with senior management that would impair the director’s ability to make independent judgments about the Corporation’s executive compensation.
For the purposes of the definition of Independent Director, the term Corporation includes any parent or subsidiary in a consolidated group with the Corporation.
In addition to the requirements for independence set out in paragraph (c) above, Members of the Audit and Governance and Nominating Committees must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance and Nominating Committee for a determination as to whether this association affects the Member’s status as an Independent Director.
“Management Resources and Compensation Committee” means the management resources and compensation committee of the Board.
“Risk Management Committee” means the risk management committee of the Board.
“Statement of Corporate Governance Practices” means the statement of corporate governance practices section of the Management Information Circular.

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“Unaffiliated Director” means any director who (a) does not own greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) and (b) within the last two years has not directly or indirectly (i) been an officer of or employed by the Corporation or any of its affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation or its affiliates other than as a director of the Corporation or any of its affiliates. “de minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

Brookfield Corporation - 2022 Annual Information Form    C-9

BROOKFIELD CORPORATION

Brookfield.com

NYSE: BN
TSX: BN

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas,
14.261
Edifício WT Morumbi
Ala B - 20º andar
Morumbi - São Paulo - SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F
Tower C, One East
No. 768 South Zhongshan 1st Road
Huangpu District, Shanghai
200023
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Brentwood
Calgary
Chicago
Houston
Los Angeles
Stamford
Vancouver

South America

Bogotá
Lima

Europe / UAE

Amsterdam
Dublin
Frankfurt
Helsinki
Luxembourg
Paris
Madrid
Dubai

Asia Pacific

Sydney
Beijing
Hong Kong
Shanghai
Seoul
Singapore
Tokyo